PRESS RELEASE
Amsterdam • 16 May 2007
First quarter results demonstrate resilience of ING’s portfolio of businesses
•	Underlying net profit EUR 1,894 million, down 3.2% but flat excluding currency effects
-	All business lines grew pre-tax profit with the exception of Retail Banking, which had a record 1Q2006

-	Strong volume growth in savings, mortgages and current accounts largely offset pressure from yield curves

-	Decline of most currencies against the euro had a negative impact of EUR 61 million on net results
•	Commercial momentum continues, particularly at ING’s growth engines
-	ING Direct adds EUR 5.8 billion in own-originated mortgages, 707,000 new customers in the first quarter

-	Life insurance sales up 27.9% in Central Europe, 19.8% in Asia/Pacific excluding Japan

-	Net inflow of EUR 14.0 billion lifts total assets under management to EUR 619.4 billion
•	ING continues to invest to support growth in mature and developing markets
-	Postbank and ING Bank to join forces under a single ING brand in the Netherlands from 2009

-	ING Direct has initiated process to obtain license in Japan and expects to launch later this year

-	Investment continues in greenfield operations in Russia, Romania, India, variable annuities in Europe
•	ING plans EUR 5 billion share buyback to optimise capital structure after funding growth
Chairman’s Statement
“Strong commercial growth helped compensate for a challenging interest rate environment in the first quarter, illustrating the resilience of ING’s portfolio of businesses,” said Michel Tilmant, Chairman of ING Group. “Flat yield curves put pressure on interest income at the banking businesses, however that was offset to a large extent by higher volumes in savings and mortgages as strong business momentum continued. The decline of most currencies against the euro had a negative impact on income and profit, and non-life claims increased from historical lows. At the same time, ING continued to benefit from the benign credit environment as well as favourable equity and real estate markets.”
“ING continues to focus on increasing operating efficiency while investing to support commercial growth, and against this backdrop operating expenses have been allowed to increase 7.7%.”
“Growth momentum continued in both banking and insurance, particularly at our growth engines: ING Direct, life insurance in developing markets, and retirement services. ING Direct added 707,000 new customers and EUR 5.8 billion in own-originated mortgages in the first quarter. Sales of life insurance were up 27.9% in Central Europe and 19.8% in Asia ex-Japan. ING Real Estate showed solid growth, with profit up 36.2%. Assets under management showed a strong net inflow of EUR 14.0 billion, bringing total assets under management to EUR 619.4 billion.”
“New growth initiatives are also being taken. ING announced today that Postbank and ING Bank will join forces in the Netherlands, creating the leading Dutch retail bank with more than 8 million customers. ING Direct has initiated the process to obtain a banking license in Japan and expects to launch later this year. ING made its first foray into the European variable annuity market with a launch in Spain in March and a second country is expected within three months. New greenfields for life and pensions are being developed in Russia and Romania, as well as an accelerated expansion in India.”
“While retaining sufficient capital to fund organic growth, potential bolt-on acquisitions and an attractive dividend, ING announced plans today to return EUR 5 billion in capital to shareholders through a share buyback over the coming 12 months to optimise the capital structure and maximise shareholder returns.”
“Looking forward to the rest of the year, we do not anticipate a significant shift in the market environment. ING is confident that we will continue to create value for our shareholders as we invest in commercial expansion and new initiatives.”
Contacts
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+31 20 541 6522
Press Conference
16 May, 11 a.m. CET
ING House, Amsterdam
Webcast www.ing.com
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+31 20 541 5571
Analyst Conference Call
16 May 2007, 9 a.m. CET
NL: +31 20 796 5332
UK: +44 20 8515 2303
US: +1 303 262 2140
Presentation available with
audio webcast at www.ing.com
Analyst Conference Call
16 May 2007, 4 p.m. CET
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UK: +44 20 8515 2303
US: +1 303 262 2140
A video interview is available at www.ing.com
Contents

ING Group Key Figures	2
Insurance	5
Insurance Europe	7
Insurance Americas	9
Insurance Asia/Pacific	11
Banking	13
Wholesale Banking	15
Retail Banking	17
ING Direct	19
Asset Management	21
Capital Management	23
Appendices	24
Underlying profit excludes divestments and special items as specified in Appendix 2.

ING GROUP
ING Group: Key Figures

In EUR million	1Q2007	1Q2006	Change	4Q2006	Change

Underlying[1] profit before tax:
Insurance Europe	468	443	5.6%	641	-27.0%
Insurance Americas	533	484	10.1%	539	-1.1%
Insurance Asia/Pacific	159	156	1.9%	140	13.6%
Corporate Line Insurance	-84	122		20

Underlying profit before tax from Insurance	1,076	1,205	-10.7%	1,340	-19.7%

Wholesale Banking	737	735	0.3%	546	35.0%
Retail Banking	539	568	-5.1%	444	21.4%
ING Direct	165	155	6.5%	172	-4.1%
Corporate Line Banking	-56	-20		-14

Underlying profit before tax from Banking	1,384	1,438	-3.8%	1,148	20.6%

Underlying profit before tax	2,460	2,643	-6.9%	2,488	-1.1%

Taxation	502	597	-15.9%	284	76.8%
Profit before minority interests	1,958	2,046	-4.3%	2,204	-11.2%
Minority interests	65	89	-27.0%	85	-23.5%

Underlying net profit	1,894	1,957	-3.2%	2,119	-10.6%

Net gains/losses on divestments		30		-23
Net profit from divested units		19		5
Special items after tax

Net profit (attributable to shareholders)	1,894	2,006	-5.6%	2,101	-9.9%

Earnings per share (in EUR)	0.88	0.93	-5.4%	0.98	-10.2%

KEY FIGURES
Net return on equity[2]	20.8%	24.8%		23.5%
Assets under management (end of period)	619,400	555,100	11.6%	600,000	3.2%
Total staff (FTEs end of period)	118,592	117,949	0.6%	119,801	-1.0%

1.	Underlying profit before tax and underlying net profit are non-GAAP measures for profit excluding divestments and special items as specified in Appendix 2

2.	Year to date
Note: Small differences are possible in the tables due to rounding
Earnings Analysis: First Quarter
Commercial growth helped compensate for a challenging interest rate environment in the first quarter. ING posted an underlying net profit of EUR 1,894 million, down 3.2% compared with a very strong first quarter of 2006, but flat excluding currency effects. Commercial growth momentum continued in both banking and insurance. Higher volumes in savings and mortgages largely offset the impact of flat yield curves at the banking businesses. ING Direct added 707,000 new customers and EUR 5.8 billion in own-originated mortgages in the first quarter. Sales of life insurance in Central Europe and Asia excluding Japan showed strong growth, and the net inflow of assets under management
ING GROUP
Underlying net profit (EUR million)
grew to EUR 14.0 billion, taking total assets under management to EUR 619.4 billion.
ING’s banking activities continued to face flat or inverted yield curves in most currency zones, which put pressure on interest margins. That impact was largely offset by strong volume growth in savings, mortgages and current accounts at the Retail Banking businesses and ING Direct, as well as higher fee and trading income in Wholesale Banking. Total income from banking increased 4.5%. Underlying profit before tax from banking declined 3.8% compared with a very strong first quarter in 2006, but was up 20.6% from the fourth quarter. Retail Banking posted a 5.1 % decline from a record first quarter in 2006. Wholesale Banking profit increased slightly, supported by growth at ING Real Estate. ING Direct’s profit rose 6.5% as strong commercial growth and a gradual expansion of the product offering helped offset the impact of the challenging interest rate environment and continued outflows in the U.K.
The life insurance activities continued to benefit from strong growth in assets under management as well as favourable equity and real estate markets, while the non-life insurance businesses were confronted with higher claims. All three insurance business lines reported higher results. Total underlying profit before tax from insurance declined 10.7%, reflecting a swing from a profit to a loss in the Corporate Line. Insurance Europe rose 5.6%, driven by higher life results across the region. Insurance Americas posted a 10.1% increase, driven by growth in assets under management in the U.S. Insurance Asia/Pacific was up 1.9% as challenging market conditions in Japan largely offset strong growth in earnings across the rest of the region.
The total underlying effective tax rate declined to 20.4% from 22.6%, mainly due to higher tax-exempt income and a lower nominal tax rate in the Netherlands. Net profit declined 5.6% to EUR 1,894 million from EUR 2,006 million in the first quarter last year, when profit included EUR 30 million in gains on divestments and EUR 19 million in profit from divested units in 2006.
Insurance
Growth in assets under management, as well as favourable equity and real estate markets, drove earnings higher at ING’s life insurance activities, while the non-life businesses experienced a more challenging claims environment. Underlying profit before tax from insurance declined 10.7%, or 6.8% excluding currency effects. Results from life insurance grew 5.1% to EUR 847 million, driven by Central Europe, Belgium, the Netherlands and the U.S. Non-life profit declined 42.6% to EUR 229 million reflecting weather-related claims in the Netherlands and Belgium, less favourable underwriting experience in Canada and Mexico and a negative swing of EUR 50 million from the run-off of old reinsurance business, which is reported in the Corporate Line. Premium income declined 7.1% due almost entirely to currency effects. Operating expenses were up 5.6%, or 12.2% excluding currency effects, as ING continued to invest for growth in Asia, Central Europe and Latin America. Expense increases in the Netherlands and the U.S. combined with lower premiums led to a deterioration of the expense ratios. The value of new life business for the first quarter was EUR 168 million, down 32.3%, as a strong increase in Central Europe was offset by declines in the Netherlands, the U.S. and Japan, due to competitive pressure on sales and pricing. Sales declined 4.9%, driven by the Americas and Japan, which offset strong growth in Central Europe. New products were introduced in Japan and the U.S. to bolster sales going forward.
Insurance Europe
Strong sales and earnings growth in Central Europe buoyed results from Insurance Europe, where underlying profit before tax rose 5.6% to EUR 468 million. Higher life results in Central & Rest of Europe and the Netherlands more than offset lower non-life results in the Netherlands and Belgium following severe weather claims. In the Netherlands, life results continued to benefit from high investment results, however the business faced stiff price competition. Total premium income grew 6.6%, driven by higher life sales in Belgium and Central & Rest of Europe. Operating expenses increased 8.7% reflecting investments in growth in Central & Rest of Europe. Cost efficiency in the Netherlands was challenged due to higher external staffing related to the implementation of new regulations. The value of new life business was EUR 53 million, unchanged from the same period last year, as 34.6% growth in Central Europe was offset by a decline in the Netherlands.
Insurance Americas
Insurance Americas delivered solid results in the first quarter despite challenging market conditions across the region, including negative currency effects, pressure on non-life underwriting results and increasing competition. Underlying profit before tax increased to EUR 533 million, up 10.1%, or 22.0% excluding currency effects. The increase was driven by a strong performance in the U.S., where profit climbed 49.8% excluding currency effects on higher investment gains and growth in assets under management. Results in Canada declined 17.9%, or 9.8% excluding currency effects, due to a higher claims ratio and lower investment gains. Currencies also impacted premium income at Insurance Americas, which declined 12.4%. Operating expenses were down 3.3%, however excluding currency effects expenses were up 7.0% related to normal business growth. The value of new life business declined 54.2% to EUR 33 million, reflecting lower sales in the U.S., currency effects and continued requirements to hold redundant regulatory reserves in the U.S. life business.
Insurance Asia/Pacific
Challenging market circumstances continued in Japan, offsetting strong growth in earnings and sales elsewhere at Insurance Asia/Pacific. All major units posted higher results with the exception of Japan. Currency effects had a negative impact of EUR 10 million on first-quarter results. Excluding currency effects, underlying profit before tax rose 8.9%. Profit growth was driven by higher volumes in South Korea, as well as growth in fee income in Australia and the investment management businesses, particularly Taiwan. Life premium income declined 10.9%, reflecting lower sales in Japan and the impact of currencies. Excluding currencies, premiums in Asia/Pacific ex-Japan were up 23.6%, driven by growth of 33.2% in South Korea, 29.5% in Australia and New Zealand and 48.4% in India. Expenses increased 8.8%, reflecting continued growth of the existing business in South Korea and Australia as well as investments to support rapid expansion of the greenfield in India. The value of new business for Insurance Asia/Pacific was EUR 82 million in the first quarter, a decline of 33.9%, reflecting lower sales in Japan and a shift in product mix.
Corporate Line Insurance
The Corporate Line Insurance posted a loss of EUR 84 million compared with a profit of EUR 122 million in the first quarter last year, reflecting a negative swing of EUR 50 million in the result from the run-off of old reinsurance business and EUR 84 million in higher negative fair-value changes on derivatives to hedge corporate interest and equity exposures.
Banking
Higher volumes in most products as well as strong growth at ING Real Estate largely offset the impact of flat yield curves at ING’s banking businesses. Total underlying income increased 4.5% as higher investment and fee income more than offset a decline in interest income. The interest margin narrowed 10 basis points from the fourth quarter to 0.95%, of which 6 basis points were related to accounting volatility. Compared with very strong results in the first quarter of 2006, total underlying profit before tax from the banking businesses declined 3.8% but was up 20.6% from the fourth quarter. Net risk costs were nil as ING continued to benefit from the benign credit environment as well as releases of past provisions. Operating expenses rose 9.0% reflecting investments to support growth of the business, notably at ING Real Estate and activities in developing markets, as well as one-off compliance costs and outsourcing expenses. Returns remained high, with a risk-adjusted return on capital after tax of 23.4%, down slightly from 24.6% a year earlier.
Wholesale Banking
Strong growth in income at ING Real Estate and Structured Finance, coupled with improved trading conditions in the first quarter led to solid income growth at Wholesale Banking despite pressure from flat yield curves. Earnings remained stable, with underlying profit before tax up slightly to EUR 737 million, as strong income growth was largely offset by higher expenses and a smaller release of risk costs. Profit from ING Real Estate rose 36.2% and results from General Lending and Payments & Cash Management increased 16.9%, supported by a sizeable investment gain related to a past debt refinancing. Structured Finance declined as strong income growth at Telecom Finance and Leveraged Finance was more than offset by higher risk costs following substantial releases last year. Overall the credit environment remained benign, and Wholesale Banking booked a net release of EUR 41 million from loan loss provisions. Returns also remained strong, with a risk-adjusted return on capital of 24.6% after tax as Wholesale Banking continues to focus on capital efficiency while growing the business in high-return products.
Retail Banking
Strong growth in current accounts, savings and deposits, and mortgages in the Benelux as well as higher results from developing markets helped offset the impact of flat yield curves on the Retail Banking activities. Profit remained robust, with underlying profit before tax of EUR 539 million, down 5.1% from a record first quarter last year, but up 21.4% from the fourth quarter of 2006. In the Benelux, current account volumes grew by 9%, savings and deposits by 4%, and mortgages by 9%. That helped compensate as flat yield curves persisted and margins came under pressure, particularly in Belgium. Total underlying income rose 3.8%. Operating expenses increased 8.5%, inflated by allocation refinements, additional compliance costs and outsourcing expenses in the Netherlands. Excluding those items, expenses increased 5.6%, driven by investments to support growth in Poland, India, Romania and the Private Banking activities in Asia. The cost/income ratio increased to 65.1 % from 62.3% in the first quarter of 2006, but improved from 65.6% for full-year 2006. Risk costs rose slightly to EUR 28 million as increases in the Netherlands and Poland were partially offset by a decline in India. Pricing discipline helped sustain high returns, with a total risk-adjusted return on capital after tax of 40.5%.
ING Direct
ING Direct achieved solid results in the first quarter as continued expansion of the product offering helped fuel commercial growth and offset the continued impact of the adverse interest rate environment. Underlying profit before tax rose to EUR 165 million, up 6.5% from the first quarter last year. The company maintained profitability in a challenging interest environment, while continuing to invest to grow the business and expand the product offering. As flat or inverted yield curves persisted in all currency zones, ING Direct continued to focus on growing its own-originated mortgage portfolio, which increased by EUR 5.8 billion in the first quarter. The new payment accounts in the U.S. and Spain continued to gain popularity among new and existing customers. Some 115,000 had been opened in the U.S. and 125,000 in Spain by the end of March. Net inflow into off-balance sheet funds reached EUR 1.4 billion, and funds entrusted increased by EUR 1.8 billion, excluding currency effects, as continued outflow in the U.K. was offset by strong growth in the U.S., France, Italy, Germany and Austria. Returns increased with the risk-adjusted return on capital after tax improving to 14.4% from 11.5%, partially due to lower tax charges.
Corporate Line Banking
The Corporate Line Banking recorded a loss of EUR 56 million before tax, compared with a loss of EUR 20 million, mainly due to higher expenses not allocated to the business lines, while last year expenses were incidentally low due to the release of a provision.
Assets under Management
Assets under management rose by EUR 19.4 billion in the first quarter to EUR 619.4 billion at the end of March as all business lines posted increases. The growth was driven mainly by a strong net inflow of EUR 14.0 billion, while higher equity markets contributed EUR 7.7 billion to the increase. Exchange rates had a negative impact of EUR 2.3 billion, mainly due to the weaker U.S. dollar.
Capital Management
ING’s capital position strengthened further in the first quarter. Shareholders’ equity increased to EUR 40.1 billion from EUR 38.3 billion at the end of 2006, mainly due to EUR 1.9 billion of net profit generated and an increase in unrealised gains on equity securities. The leverage position of ING Group remained well within the 10% target, declining to 8.49% from 9.01%. The E.U. capital coverage ratio of ING Insurance increased slightly to 277% and the Tier-1 ratio of the Bank increased to 7.66%. Given ING’s strong capital position and increased leverage capacity that is expected to develop under Basel II, ING announced today that it plans to buy back EUR 5 billion in shares. The buyback is expected to begin in June and continue for about 12 months.

INSURANCE
Insurance profit & Loss Account

In EUR million	1Q2007	1Q2006	Change	4Q2006	Change

Gross premium income	11,634	12,525	-7.1%	11,265	3.3%
Commission income	465	416	11.8%	418	11.2%
Direct investment income	2,517	2,383	5.6%	2,429	3.6%
Realised gains & fair value changes	205	323	-36.7%	390	-47.4%

Total investment & other income	2,722	2,707	0.6%	2,819	-3.4%

Total underlying income	14,821	15,648	-5.3%	14,502	2.2%

Underwriting expenditure	12,051	12,805	-5.9%	11,518	4.6%
Operating expenses	1,370	1,297	5.6%	1,430	-4.2%
Other interest expenses	323	341	-5.3%	200	61.5%
Other impairments	1			14

Total underlying expenditure	13,745	14,443	-4.8%	13,162	4.4%

Underlying profit before tax	1,076	1,205	-10.7%	1,340	-19.7%

Taxation	189	228	-17.1%	87	117.2%
Profit before minority interests	888	977	-9.1%	1,253	-29.1%
Minority interests	39	78	-50.0%	70	-44.3%

Underlying net profit	848	899	-5.7%	1,183	-28.3%

Net gains/losses on divestments		30
Net profit from divested units
Special items after tax

Net profit from Insurance	848	929	-8.7%	1,183	-28.3%

KEY FIGURES
Net return on equity[1]	16.3%	19.4%		20.9%
Value of new life business	168	248	-32.3%	128	31.3%
Internal rate of return	12.2%	14.0%		13.3%
Assets under management (end of period)	457,800	419,500	9.1%	444,600	3.0%
Staff (FTEs end of period)	53,825	53,136	1.3%	54,445	-1.1%

1.	Year to date
Earnings Analysis: First Quarter
Strong growth in assets under management, combined with favourable equity and real estate markets, drove earnings growth at ING’s life insurance activities in the first quarter, while the non-life businesses experienced more challenging underwriting conditions in most markets. Underlying profit before tax from insurance declined 10.7% to EUR 1,076 million, and was down 6.8% excluding currency effects. Results from life insurance grew 5.1% to EUR 847 million, driven by higher results in Belgium, Central Europe, the Netherlands and the U.S. Profit from non-life insurance declined 42.6% to EUR 229 million,
INSURANCE
Underlying profit before tax (EUR million)
reflecting higher claims in the Netherlands, Belgium, Canada and Mexico as well as a negative swing of EUR 50 million in the result from the run-off of old reinsurance business, which is reported in the Corporate Line.
ING Insurance reaped EUR 237 million in realised gains on equities in the quarter, up EUR 49 million from the first quarter of 2006. Gains in the life businesses increased by EUR 81 million whereas gains in the non-life businesses declined by EUR 32 million.
Net profit from the insurance operations declined 8.7% to EUR 848 million, including the impact of divestments, which contributed gains of EUR 30 million in the first quarter of 2006.
Currency effects had a negative impact on premium income, which declined 7.1% to EUR 11,634 million. Excluding currencies, premium income was down 0.3% as growth in Central Europe, Australia, Belgium, Canada and South Korea was offset by declines in the Netherlands, the U.S. and Japan.
Investment and other income was little changed at EUR 2,722 million but increased 5.6% excluding currencies. Higher dividend income was largely offset by lower fair value changes on non-trading derivatives. Commission income was up

11.8% to EUR 465 million, reflecting growth in assets under management, particularly in Asia/Pacific.
Operating expenses rose 5.6% to EUR 1,370 million, and increased 12.2% excluding currency effects, as ING continued to invest for growth in Asia, Central Europe and Latin America. The Corporate Line Insurance contributed EUR 36 million (2.9% points) to expense growth, mainly related the release of a capital tax provision in the Netherlands in the first quarter of 2006. In Asia, Central Europe and Latin America, expenses increased in line with the growth of the business, while higher expenses in the Netherlands and the U.S. combined with lower premiums led to a deterioration of the expense ratios.
Life Insurance: Key Figures

In EUR million	1Q2007	1Q2006	Change

Gross premium income	9,882	10,695	-7.6%
Operating expenses	1,021	944	8.2%

Underlying profit before tax	847	806	5.1%

Expenses/premiums life insurance	13.90%	12.90%
Expenses/AUM investment products	0.76%	0.74%

Value of new business	168	248	-32.3%
Internal rate of return	12.2%	14.0%
Single premium	6,316	6,464	-2.3%
Annual premium	1,053	1,124	-6.3%
New sales (APE)	1,684	1,771	-4.9%

Life insurance
Underlying profit before tax from life insurance rose 5.1% to EUR 847 million, or 9.4% excluding the impact of currencies. Higher profit contributions from Belgium, Central Europe, the Netherlands, South Korea and the U.S. offset lower results in Japan. Life results also included EUR 84 million higher negative revaluations on equity and interest derivative positions in the Corporate Line Insurance.
Life premium income declined 7.6% to EUR 9,882 million, but was flat excluding currency effects. Strong growth was achieved in Australia, Belgium, Central Europe and South Korea, offset by declines in Japan, Chile, the Netherlands and the U.S.
Operating expenses increased 8.2%, or 14.5% excluding currencies, reflecting investments to support the growth of the businesses in developing markets. Increases also occurred in mature markets such as Belgium, the Netherlands and the U.S., leading to a deterioration in efficiency ratios. Operating expenses as a percentage of assets under management for investment products increased slightly to 0.76% from 0.74%. Expenses as a percentage of premiums for traditional life products deteriorated to 13.9% from 12.9%, reflecting flat premiums for traditional products and higher expenses.
New Business Production
The value of new life business for the first quarter was EUR 168 million, a decline of 32.3%. The VNB for Europe was unchanged as a strong increase in Central Europe offset a decline in the Netherlands, which was depressed by lower sales and pricing margins. New business value in the Americas declined 54.2%, including a negative impact of EUR 17 million from the requirement to hold excess regulatory reserves in the U.S. individual life business. The remaining decline reflects lower sales, measured in annual premium equivalent (APE), and lower margins for the fixed annuity line. In Asia/Pacific, the value of new business declined 33.9%, reflecting lower sales in Japan and lower pricing margins in South Korea.
Total new sales (APE) declined 4.9%, driven mainly lower annuity sales in Japan, the U.S. and the Netherlands. A new single-premium variable annuity was introduced in Japan at the beginning of April and new variable annuity products are being introduced in the U.S. that are tailored for leading product distributors. Sales declined 10.5% in the Americas. Asia/Pacific declined 1.7% as lower sales in Japan were largely offset by an increase in Australia following the inclusion of the trust business. Sales in Europe increased 13.2% driven by growth in Central Europe.
Non Life Insurance: Key Figures

In EUR million	1Q2007	1Q2006	Change

Gross premium income	1,752	1,830	-4.3%
Operating expenses	351	353	-0.6%

Underlying profit before tax	229	339	-42.6%

Claims ratio	68.6%	58.8%
Expense ratio	27.9%	28.1%

Combined ratio	96.5%	86.9%

Non-life insurance
ING’s non-life businesses experienced more challenging underwriting conditions in most markets, which pushed the claims ratio 9.8%-points higher to 68.6%. Underlying profit before tax from non-life declined 42.6% to EUR 229 million, including a negative currency impact of EUR 18 million. The result in the Benelux was negatively affected by EUR 44 million in claims from a severe storm in January. Profit in Canada fell 17.9% reflecting lower investment gains and higher claims. In Latin America lower underwriting results in Mexico were partially offset by higher results from Brazil. The Corporate Line Insurance reflected EUR 50 million lower results from the run-off of old reinsurance business.
Non-life premiums declined 4.3% to EUR 1,752 million, due entirely to currencies. Excluding currency effects, premiums rose 1.4%, as increases in Canada and Mexico were largely offset by declines in the Netherlands and Belgium. Operating expenses in non-life insurance declined 0.6% to 351 million, mainly due to currency effects.

INSURANCE EUROPE
Insurance Europe: Profit & Loss Account

In EUR million	1Q2007	1Q2006	Change	4Q2006	Change

Gross premium income	3,449	3,236	6.6%	2,521	36.8%
Commission income	121	96	26.0%	90	34.4%
Direct investment income	1,075	997	7.8%	1,055	1.9%
Realised gains & fair value changes	196	241	-18.7%	303	-35.3%

Total investment & other income	1,270	1,238	2.6%	1,358	-6.5%

Total underlying income	4,840	4,570	5.9%	3,969	21.9%

Underwriting expenditure	3,696	3,549	4.1%	2,687	37.6%
Operating expenses	475	437	8.7%	529	-10.2%
Other interest expenses	200	141	41.8%	109	83.5%
Other impairments	1			3	-66.7%

Total underlying expenditure	4,372	4,127	5.9%	3,328	31.4%

Underlying profit before tax	468	443	5.6%	641	-27.0%

- of which Life	357	311	14.8%	413	-13.6%
- of which Non-Life	111	132	-15.9%	228	-51.3%

KEY FIGURES
Value of new life business	53	53		45	17.8%
Internal rate of return	14.3%	14.4%		14.9%
Assets under management (end of period)	163,600	146,700	11.5%	157,900	3.6%
Staff (FTEs end of period)	14,853	15,634	-5.0%	15,126	-1.8%

Key Performance Indicators
•	Sales in Central & Rest of Europe climb 27.9%
•	IRR on new life sales remains high at 14.3%
•	Non-life results impacted by major storm in January
Strong growth in Central Europe buoyed results from Insurance Europe as the company continues to accelerate product innovation in the region while investing in distribution and new greenfield operations. Life insurance sales (APE) for Central & Rest of Europe increased 27.9% to EUR 110 million. In total 17 new products and 20 riders were approved for introduction in the quarter. Preparations continue for the launch of a new life greenfield in Russia, and license approval is anticipated by the summer. In Romania the government has approved reforms for the mandatory pension system, and ING aims to be a key player when a four-month sales window opens in August. In Spain, a single-premium variable annuity product was launched at the end of March, marking ING’s first foray into Europe with variable annuity products, and a second country will follow in the coming three months.
INSURANCE EUROPE
Underlying profit before tax (EUR million)
In the Netherlands, life results continued to benefit from high results on real estate and private equity investments, however the business faced stiff price competition. The non-life operations in Belgium and the Netherlands were negatively impacted by a major storm in January 2007.
Earnings Analysis: First Quarter
Underlying profit before tax at Insurance Europe rose 5.6% to EUR 468 million as strong growth of the life results in all regions more than offset lower non-life results in the Netherlands and Belgium following severe weather claims.
Total premium income grew 6.6% to EUR 3,449 million driven by higher life sales in Belgium and Central & Rest of Europe. That was partially offset by lower life and non-life premiums in the Netherlands. Commission income rose 26.0% to EUR 121 million, driven by higher asset management fees, especially in Central & Rest of Europe. Investment income increased 2.6% to EUR 1,270 million as higher dividends were largely offset by lower fair value changes on private equity investments and non-trading derivatives.
Operating expenses increased 8.7% to EUR 475 million following continued business growth in Central & Rest of Europe. Cost efficiency in the Netherlands was challenged due to higher external staffing related to the implementation of new regulations as well as systems development and conversion.
Life Insurance
Underlying profit before tax from life insurance rose 14.8% to EUR 357 million as all regions reported higher results. In the Netherlands profit increased 12.1%, mainly due to a lower increase in the provision for certain guaranteed separate account

Insurance Europe: Life Key Figures

	Total		Netherlands		Belgium		Central & Rest of Europe
In EUR million	1Q2007	1Q2006	1Q2007	1Q2006	1Q2007	1Q2006	1Q2007	1Q2006

Gross premium income	2,596	2,367	1,565	1,582	489	334	542	451
Operating expenses	321	297	230	217	21	20	70	60

Underlying profit before tax	357	311	251	224	30	21	76	67

Expenses/premiums life insurance	20.50%	18.10%	25.10%	21.60%	12.62%	13.37%	14.55%	12.04%
Expenses/AUM investment products	0.73%	0.79%	0.81%	0.87%	0.27%	0.22%	0.70%	0.79%

Value of new business	53	53	13	25	5	2	35	26
Internal rate of return	14.3%	14.4%	11.1%	14.3%	12.1%	9.9%	18.5%	15.9%
Single premium	975	799	394	455	336	207	245	137
Annual premium	133	124	36	40	12	12	85	72
New sales (APE)	231	204	76	85	45	33	110	86

contracts, which was partially offset by lower fair value changes on non-trading derivatives. In Belgium profit rose 42.9% driven by higher investment income and a one-off release of life provisions. Central & Rest of Europe posted a 13.4% increase in profit, due to higher sales and growth in assets under management across the region.
Life premiums rose 9.7% to EUR 2,596 million driven by a 46.4% increase in Belgium following a successful marketing campaign to boost sales of investment products through the bank channel. Central & Rest of Europe posted a 20.2% increase, lifted by higher sales across the region, especially in Spain and Hungary. Premiums in the Netherlands were down 1.1%.
Operating expenses from life insurance rose 8.1% to EUR 321 million fuelled by continued business growth in Central & Rest of Europe including start-up costs in Russia and Bulgaria as well as higher external staffing in the Netherlands.
New business production
The value of new life business was EUR 53 million in the first quarter, unchanged from the same period last year, as growth in Central Europe and Belgium was offset by a decline in the Netherlands. The value of new business in Central & Rest of Europe climbed 34.6% to EUR 35 million, driven by 27.9% growth in sales and an increase in the internal rate of return to 18.5%. In Belgium, the value of new business rose to EUR 5 million from EUR 2 million, supported by higher single-premium sales through the bank channel. The value of new business in the Netherlands declined 48.0% to EUR 13 million as a result of lower sales in both single-premium and annual-premium products, lower pricing margins in individual traditional immediate annuities and a shift in product mix to lower margin products.
Insurance Europe: Non-Life Key Figures

	Total		Netherlands		Belgium		Central & Rest of Europe
In EUR million	1Q2007	1Q2006	1Q2007	1Q2006	1Q2007	1Q2006	1Q2007	1Q2006

Gross premium income	853	869	738	749	102	106	12	14
Operating expenses	154	140	134	119	17	18	3	3

Underlying profit before tax	111	132	99	119	10	12	2	1

Claims ratio	58.8%	55.8%	56.8%	53.8%	71.6%	66.6%	42.7%	53.0%
Expense ratio	22.3%	21.0%	21.6%	20.1%	26.0%	25.9%	44.5%	35.7%

Combined ratio	81.1%	76.8%	78.4%	73.9%	97.6%	92.5%	87.2%	88.7%

Non-life insurance
Underlying profit before tax from non-life insurance declined 15.9% to EUR 111 million, as results in the Netherlands and Belgium were negatively impacted by EUR 44 million in claims related to a major storm in January. That was partially compensated by EUR 25 million in one-off releases of claims provisions, mainly in the Motor and Loss of Income lines. On balance the claims ratio deteriorated 3.0% points to 58.8%.
Non-life premiums declined 1.8% to EUR 853 million after the divestment of the group medical portfolio in Belgium and increased rate pressure and lower sales in the Netherlands. Operating expenses rose 10.0% to EUR 154 million, due to a EUR 6 million cost reallocation from life to non-life at the captive insurance brokers in the Netherlands, higher external staffing and costs related to systems development and conversion.

INSURANCE AMERICAS
Insurance Americas: Profit & Loss Account

In EUR million	1Q2007	1Q2006	Change	4Q2006	Change

Gross premium income	5,430	6,196	-12.4%	5,847	-7.1%
Commission income	253	249	1.6%	243	4.1%
Direct investment income	1,218	1,080	12.8%	1,135	7.3%
Realised gains & fair value changes	-27	94		129

Total investment & other income	1,190	1,174	1.4%	1,264	-5.9%

Total underlying income	6,873	7,619	-9.8%	7,354	-6.5%

Underwriting expenditure	5,658	6,380	-11.3%	6,089	-7.1%
Operating expenses	608	629	-3.3%	621	-2.1%
Other interest expenses	74	126	-41.3%	104	-28.8%
Other impairments				1

Total underlying expenditure	6,340	7,135	-11.1%	6,815	-7.0%

Underlying profit before tax	533	484	10.1%	539	-1.1%

- of which Life	410	310	32.3%	413	-0.7%
- of which Non-Life	123	174	-29.3%	126	-2.4%

KEY FIGURES
Value of new life business	33	72	-54.2%	-12
Internal rate of return	9.5%	11.6%		10.3%
Assets under management (end of period)	204,000	199,600	2.2%	202,500	0.7%
Staff (FTEs end of period)	27,818	28,212	-1.4%	28,778	-3.3%

Key Performance Indicators
•	Underlying profit climbs 22.0% excluding currencies
•	VNB declines on lower individual life and annuity sales
•	IRR of 9.5% impacted by individual life, fixed annuities
Insurance Americas delivered solid results in the first quarter despite challenging market conditions across the region, including negative currency effects, pressure on non-life underwriting results and increasing competition.
In the U.S., ING continues to leverage its leading Wealth Management business to serve the needs of baby-boomers as they approach retirement. Sales of retirement services accumulation products remained strong, increasing 17.3% on a U.S. basis, supported by additional distribution personnel. Flat stock markets in the U.S. in the first quarter made sales of variable annuities challenging, while market pressure led to lower fixed annuity sales.
In Canada, weaker underwriting results after several years of favourable claims experience dampened earnings as the combined ratio increased to 100.4%. However with its scale advantage, strong underwriting discipline and pricing sophistication, ING Canada remains well positioned to outperform the industry even as underwriting results trend towards more normalised levels.
INSURANCE AMERICAS
Underlying profit before tax (EUR million)
Earnings Analysis: First Quarter
The decline of all local currencies against the euro partially offset strong profit growth at Insurance Americas, where underlying profit before tax increased to EUR 533 million, up 10.1%, or 22.0% excluding currency effects. The increase was driven by a strong performance in the U.S. where profit climbed 49.8% excluding currencies on higher investment gains and growth in assets under management. Results in Canada declined 17.9%, or 9.8% excluding currencies, due to higher claims and lower investment gains. Excluding EUR 33 million in higher investment-related gains and EUR 46 million in negative currency movements, results from the region increased 13.8%.
Currencies also impacted premium income at Insurance Americas, which declined 12.4% to EUR 5,430 million, reflecting EUR 578 million in negative currency effects across all countries. Excluding currency effects, premium income was down 3.3% on weaker sales of fixed and variable annuities in the U.S. Non-life premiums in Canada increased despite rate reductions, driven by solid growth in the number of insured risks. Operating expenses declined 3.3% to EUR 608 million, however excluding currency effects expenses were up 7.0% reflecting normal business growth.
Life insurance
Life underlying profit before tax jumped 32.3% to EUR 410 million, or 45.9% excluding the impact of currencies. Profit in the U.S. includes EUR 55 million in higher investment-related gains

Insurance Americas: Life Key Figures

	Total		United States		Latin America
In EUR million	1Q2007	1Q2006	1Q2007	1Q2006	1Q2007	1Q2006

Gross premium income	4,540	5,249	4,398	5,066	142	183
Operating expenses	420	423	367	374	53	49

Underlying profit before tax	410	310	376	276	34	34

Expenses/premiums life insurance	15.20%	14.10%	13.73%	13.23%	28.80%	21.50%
Expenses/AUM investment products	0.73%	0.72%	0.73%	0.72%	0.66%	0.66%

Value of new business	33	72	27	60	6	11
Internal rate of return	9.5%	11.6%	9.3%	11.6%	11.8%	12.8%
Single premium	3,682	4,200	3,646	4,120	36	80
Annual premium	518	570	441	509	77	61
New sales (APE)	886	990	805	921	81	69

and EUR 25 million in negative currency effects. Excluding both items, profit in the U.S. rose 24.6%, led by higher fee income supported by a 14.0% increase in assets under management. Life profit in Latin America, excluding currency effects, rose 13.3%, lifted by higher results from pensions in Peru and the life insurance business in Chile.
Life premium income declined 13.5%, or 4.9% excluding currencies. In the U.S., retirement services accumulation sales increased 7.8%, or 17.3% on a U.S. reporting basis. Fixed annuity sales fell 37.9% and variable annuity sales declined 5.2% as competitive conditions intensified. Sales of individual life, down 6.9% from the first quarter of 2006, were up 6.5% against the fourth quarter. Premium income in Latin America declined 11.3% excluding currencies due to a decision to pull back from the competitive annuity business in Chile. That more than offset higher sales in the pension businesses in Chile and Peru and an improvement in Mexico. Operating expenses rose 8.9% excluding currencies, reflecting increased staff, including new distribution professionals to support wealth management sales, as well as higher acquisition costs in Mexico.
New business production
The value of new life business declined 54.2% to EUR 33 million, reflecting lower sales in the U.S., currency effects, and the change in discount rate at year-end 2006. Efforts to address redundant regulatory reserves in the U.S. life business are on track and on-shore captives are expected to be in place by the end of the second quarter. The internal rate of return for Insurance Americas declined to 9.5% reflecting the redundant reserves in individual life as well as lower spreads in fixed annuities in the U.S. IRRs in variable annuity and retirement services remained strong. Excluding the individual life business, the value of new life business in the U.S. was EUR 43 million and the IRR was 12.2% on a U.S. basis. Despite an increase in new business production, the value of new business for Latin America declined to EUR 6 million from EUR 11 million due to continued competitive pressure in Mexico’s pension business.
Insurance Americas: Non-Life Key Figures

	Total		United States		Latin America
In EUR million	1Q2007	1Q2006	1Q2007	1Q2006	1Q2007	1Q2006

Gross premium income	889	947	557	588	333	359
Operating expenses	188	206	129	139	59	67

Underlying profit before tax	123	174	119	145	5	25

Claims ratio	71.1%	63.4%	65.4%	59.6%	83.0%	71.1%
Expense ratio	33.3%	34.7%	35.0%	38.7%	30.2%	28.4%

Combined ratio	104.4%	98.1%	100.4%	98.3%	113.2%	100.1%

Non-life insurance
Underlying profit before tax from non-life insurance declined 29.3% to EUR 123 million, including EUR 18 million in negative currency effects. Profit in Canada fell 17.9%, or 9.8% excluding currencies, due to higher claims reflecting mildly higher frequency in the auto line, and increased severity in commercial property lines. Results also include less favourable development in prior year reserves, which together pushed the loss ratio to 65.4% and the combined ratio to 100.4%. Non-life profit from Latin America was EUR 5 million, down 80.0% as four fires, higher auto claims and reserve strengthening in Mexico more than offset solid results in Brazil, primarily in the auto and P&C lines. Excluding currencies, premium income increased 5.2% driven by growth in the number of insured risks in Canada and higher sales in Mexico.
Operating expenses were up 3.4% at constant currency rates, reflecting modest expense growth in Canada in pace with the increase in insured risks.

INSURANCE ASIA/PACIFIC
Insurance Asia/Pacific: Profit & Loss Account

In EUR million	1Q2007	1Q2006	Change	4Q2006	Change

Gross premium income	2,748	3,088	-11.0%	2,856	-3.8%
Commission income	90	69	30.4%	83	8.4%
Direct investment income	362	218	66.1%	338	7.1%
Realised gains & fair value changes	-98	-71		-138

Total investment & other income	264	147	79.6%	200	32.0%

Total underlying income	3,103	3,304	-6.1%	3,139	-1.1%

Underwriting expenditure	2,671	2,907	-8.1%	2,710	-1.4%
Operating expenses	259	238	8.8%	269	-3.7%
Other interest expenses	14	3	366.7%	10	40.0%
Other impairments				10

Total underlying expenditure	2,944	3,148	-6.5%	2,999	-1.8%

Underlying profit before tax	159	156	1.9%	140	13.6%

- of which Life	158	154	2.6%	138	14.5%
- of which Non-Life	1	2	-50.0%	2	-50.0%

KEY FIGURES
Value of new life business	82	124	-33.9%	95	-13.7%
Internal rate of return	15.2%	17.1%		16.8%
Assets under management (end of period)	90,200	73,200	23.2%	84,200	7.1%
Staff (FTEs end of period)	11,090	9,235	20.1%	10,487	5.8%

Key Performance Indicators
•	VNB impacted by Japan, product mix in South Korea
•	Sales excluding currency impact up 6.2%
•	AUM up 23.3% from year earlier to EUR 90.2 billion
Challenging market circumstances continued in Japan, offsetting strong growth in earnings and sales elsewhere at Insurance Asia/Pacific, where all major units posted higher results with the exception of Japan. Sales for Asia/Pacific excluding Japan increased 26.9% at constant currency rates, while profit by the same measure increased 30.4%.
Competitive pressure and an overall decline in Japan’s single-premium variable annuity market led to a 47.7% decline in sales from that product. Corporate-owned life insurance sales also declined in anticipation of a change in tax treatment of certain products. As a result, total sales in Japan declined 41.4% and the value of new business declined 75.0% in the first quarter. ING introduced a new SPVA product in Japan at the beginning of April, which has received a favourable response from our distributors. ING’s market share increased strongly from March to April and the trend accelerated in May. Assets under management in the SPVA products increased 2.6% in the first quarter to EUR 11.7 billion.
INSURANCE ASIA/PACIFIC
Underlying profit before tax (EUR million)
Elsewhere in the region, ING continued to focus on delivering profitable growth by increasing distribution and stepping up product innovation. ING Life Korea continued to invest in expansion of the sales force with the number of agents up by 1,047 to more than 7,565. In India, ING Vysya Life accelerated the expansion of its distribution network, opening 46 sales branches in the first quarter to bring the total to 171 sales branches in 153 cities. The number of agents increased by 28% in the first quarter to 33,733, up about 80% compared with a year earlier. That helped bolster sales from India, which increased 44.7% in the first quarter.
The net inflow of assets under management amounted to EUR 3.9 billion, including two fund launches in China which raised a total of EUR 1.2 billion. Total assets under management for the region increased to EUR 90.2 billion at the end of March, up 23.2% from a year earlier.
Earnings Analysis: First Quarter
The depreciation of most Asian currencies against the euro had a negative impact of EUR 10 million on first-quarter profit, notably in South Korea and Japan. Excluding currency effects, underlying profit before tax at Insurance Asia/Pacific increased 8.9%. Profit growth was driven by higher volumes in South Korea, growth in fee income in Australia and the investment management businesses, particularly in Taiwan.
Results in Japan were negatively impacted by a hedge loss on

Insurance Asia/Pacific: Life Key Figures

	Total		Australia & NZ		Japan		South Korea		Taiwan		Rest of Asia
In EUR million	1Q2007	1Q2006	1Q2007	1Q2006	1Q2007	1Q2006	1Q2007	1Q2006	1Q2007	1Q2006	1Q2007	1Q2006

Gross premium income	2,742	3,076	44	35	913	1,481	918	727	646	643	222	190
Operating expenses	257	238	53	43	41	40	58	41	52	71	53	43

Underlying profit before tax	158	154	51	42	13	38	85	66	0	0	10	10

Expenses/premiums	9.20%	9.00%	27.69%	21.50%	5.96%	6.04%	8.31%	5.12%	8.84%	11.86%	14.20%	16.80%
Expenses/AUM	0.77%	0.80%	0.59%	0.57%	0.53%	0.48%	5.21%	16.10%	6.17%	8.30%	0.76%	0.98%

Value of new business	82	124	11	5	8	32	30	54	33	30	0	3
Internal rate of return	15.2%	17.1%	21.3%	13.3%	10.1%	13.4%	22.4%	42.4%	17.8%	15.5%	7.5%	10.3%
Single premium	1,659	1,465	852	289	568	1,086	131	53	87	21	21	16
Annual premium	402	430	22	11	63	94	211	217	62	68	44	40
New sales (APE)	567	577	107	40	119	203	224	223	71	70	46	41

the SPVA portfolio, mainly due to strong volatility in equity markets in March 2007. Compared with the fourth quarter of 2006, profit was up 13.6%, or 16.1% in local currencies. Life insurance accounted for EUR 158 million of total underlying profit before tax in the first quarter and non-life insurance profit accounted for EUR 1 million.
Currency rates and the decline in sales in Japan had a negative impact on total life premium income, which declined 10.9% to EUR 2,742 million. Excluding the impact of currencies, life premiums in Asia/Pacific ex-Japan were up 23.6% to EUR 1,829 million, driven by growth of 33.2% in South Korea, 29.5% in Australia and New Zealand and 48.4% in India.
Expenses increased 8.8%, or 16.7% excluding currency effects, reflecting continued growth of the existing business in South Korea and Australia as well as investments to support rapid expansion of the greenfield business in India.
In Taiwan, a charge of EUR 38 million was taken in the first quarter to strengthen reserves due to the continued low interest rate environment, reducing the profit in the quarter to nil. The reserve adequacy at a 50% confidence level for ING Life Taiwan increased to EUR 337 million from EUR 298 million at the end of December, reflecting a slight increase in interest rates and continued reserve strengthening.
As of 2007, immediate reserve strengthening through the profit and loss account is only required if inadequacies exist at the 50% confidence level for a business line, rather than for an individual business unit. The reserve adequacy at a 50% confidence level for Insurance Asia/Pacific amounts to EUR 3.2 billion.
New business production
The value of new business for Insurance Asia/Pacific was EUR 82 million in the first quarter, a decline of 33.9%, reflecting EUR 7 million in negative currency effects as well as lower sales in Japan and a shift in product mix. The value of new business in South Korea declined due to regulatory pricing changes introduced in the second quarter of 2006 as well as a shift in the market to lower-margin investment products. Nonetheless, the internal rate of return for Korea remained robust at 22.4%. The total IRR for Insurance Asia/Pacific declined to 15.2% from 17.1%. Total sales for the region, measured in annual premium equivalent (APE), declined by 1.7% as the inclusion of the Australian Trust business from January 2007 largely offset the decline of sales in Japan.

BANKING
Banking: Profit and Loss Account

In EUR million	1Q2007	1Q2006	Change	4Q2006	Change

Interest result	2,184	2,351	-7.1%	2,368	-7.8%
Commission income	744	690	7.8%	691	7.7%
Investment income	320	113	183.2%	225	42.2%
Other income	508	441	15.2%	329	54.4%

Total underlying income	3,757	3,595	4.5%	3,613	4.0%

Operating expenses	2,373	2,177	9.0%	2,377	-0.2%
Gross result	1,384	1,418	-2.4%	1,236	12.0%
Addition to loan loss provision		-20		88

Underlying profit before tax	1,384	1,438	-3.8%	1,148	20.6%

Taxation	313	369	-15.2%	197	58.9%
Pro-t before minority interests	1,071	1,069	0.2%	951	12.6%
Minority interest	26	11	136.4%	15	73.3%

Underlying net profit	1,045	1,058	-1.2%	936	11.6%

Net gains/losses on divestments				-23
Net pro-t from divested units		19		5
Special items after tax

Net profit from Banking	1,045	1,077	-3.0%	918	13.8%

KEY FIGURES
Net return on equity[1]	20.7%	23.3%		19.4%
Interest margin	0.95%	1.12%		1.05%
Underlying cost/income ratio	63.2%	60.6%		65.8%
Risk costs in bp of average CRWA	0	-3		11
Risk-weighted assets (end of period)	333,722	333,365	0.1%	337,926	-1.2%
Underlying RAROC before tax[1]	29.3%	31.0%		26.2%
Underlying RAROC after tax[1]	23.4%	24.6%		20.5%
Economic capital (average over period)[1]	14,832	15,023	-1.3%	15,726	-5.7%
Staff (FTEs end of period)	64,767	64,813	-0.1%	65,356	-0.9%

1.	Year to date
Earnings Analysis: First Quarter
Higher volumes in most products as well as strong growth at ING Real Estate largely offset the impact of flat yield curves at ING’s banking businesses. Total income increased 4.5% as higher investment and fee income more than offset a decline in interest income as the interest margin narrowed further. Net risk costs were nil as ING continued to benefit from the benign credit environment as well as releases of old provisions. Operating expenses increased, reflecting investments to support the growth of the business, notably at ING Real Estate and activities in developing markets, as well as one-off compliance costs and outsourcing expenses.
BANKING
Underlying profit before tax (EUR million)
Compared with very strong results in the first quarter of 2006, total underlying profit before tax from the banking businesses declined 3.8% but was up 20.6% from the fourth quarter. Net profit declined 3.0% as the first quarter of 2006 included EUR 19 million in profit from the divested units Williams de Broë, Deutsche Hypothekenbank and Degussa Bank.
Income
Total underlying income from banking rose 4.5% to EUR 3,757 million as higher investment, commission and other income more than offset a decline in the interest result as yield curves in most currency zones remained flat or inverse. ING Real Estate, Structured Finance and the retail banking activities outside the Benelux reported double-digit income growth.
The interest result declined 7.1%, reflecting the continued adverse yield curve environment in most countries. The interest margin narrowed to an annualised 0.95% in the first quarter, down 17 basis points from the first quarter last year and 10 basis points from the fourth quarter. Of the 10 basis point decrease, 6 basis points were due to accounting asymmetry, which is offset in investment and other income. The remaining decline reflects changes in product mix, the flattening of the yield curve, and lower prepayment penalties on mortgages. That was largely offset by volume growth in most products. Loans and advances to customers of the banking operations increased by EUR 21.2 billion to EUR 459.0 billion at the end of March, including a EUR 0.3 billion negative impact from currencies. Corporate lending increased 5.7%, or EUR 13.0 billion, of which EUR 7.5 billion was in the Netherlands. Personal lending grew by 3.8% or EUR 8.1 billion to EUR 218.9 billion, driven by strong growth in mortgages. Residential mortgages were up EUR 8.5 billion led by ING Direct and the retail banking activities in the Netherlands. Customer deposits and other funds on deposit of the banking operations increased by EUR 22.5 billion, or 4.5%, to EUR 519.3 billion at the end of March, mainly due to growth in current accounts and term deposits.
Banking: Loans and Advances to Customers

	31 March	31 Dec
In EUR billion	2007	2006	Change

Public authorities	11.7	11.9	-1.7%
Other corporate	231.0	217.7	6.1%

Total corporate	242.6	229.6	5.7%

Mortgages	193.8	185.3	4.6%
Other personal	25.0	25.5	-2.0%

Total personal	218.9	210.8	3.8%

Provisions for bank lending	-2.5	-2.6

Total bank lending	459.0	437.8	4.8%

Investment income rose sharply to EUR 320 million from EUR 113 million. The increase reflects higher realised gains on equities and bonds, including a sizeable gain from the sale of an equity stake in the Wholesale Banking results, as well as higher dividend income, rental income and fair-value changes on real estate. Commission income rose 7.8% to EUR 744 million. Other income rose 15.2% to EUR 508 million, supported by a EUR 102 million increase in net trading income.
Expenses
Recurring expenses rose 6.8%, mainly due to investments to support growth at ING Real Estate, Structured Finance and Financial Markets as well as the Retail Banking activities in developing markets. Total underlying operating expenses were up 9.0% to EUR 2,373 million in the first quarter, including EUR 42 million in additional compliance costs and EUR 9 million for the outsourcing project at Ops&IT. The outsourcing project is on track and two of the three outsourcing agreements have now been implemented, resulting in a transfer of 660 ING employees to external suppliers in the first quarter. An additional 800 employees will be transferred in the second quarter. Out of EUR 120 million in expected costs for the total project, EUR 100 million has been booked since 2005. The IT outsourcing and streamlining projects announced in 2005 are expected to generate cost savings which will gradually increase to approximately EUR 230 million in 2008. The underlying cost/ income ratio of the banking operations was 63.2% up from 60.6% in the first quarter of 2006, but improving from 63.5% in the full year 2006. The number of staff declined to 64,767 from 64,813 as the impact of divestments and the outsourcing initiatives was largely offset by growth at ING Direct and ING Real Estate.
Net risk costs were nil compared with a release of EUR 20 million in the first quarter last year. Wholesale Banking reported a net release of EUR 41 million, while Retail Banking and ING Direct added EUR 28 million and EUR 12 million respectively. Risk costs remain well below the normalised level of 25-30 basis points of average credit-risk-weighted assets and there is still no sign of a deterioration in the quality of the credit portfolio. As a result, risk costs are expected to remain below these historical norms for 2007, although a gradual return to normalised levels is expected over the coming years.
RAROC
ING has introduced several methodology improvements from 2006 to 2007, affecting all risk types including the diversification approach. The methodology improvements reflect the latest insights into risk measurement, implementation of Basel II guidelines and use of Basel II compliant model outputs. At the banking operations the overall impact is limited, but due to the introduction of new risk drivers, like country and industry concentration and inclusion of maturity effects for credit risk, plus changes in market risk, diversification approach and operational risk, there are shifts between areas. The underlying economic capital for the banking operations decreased slightly to EUR 14.8 billion. The resulting underlying risk-adjusted return on capital (RAROC) after tax went down to 23.4% from 24.6% in the first quarter 2006. In the RAROC calculations, the actual credit-risk provisioning is replaced by expected losses reflecting average credit losses over the entire economic cycle. As part of the Basel II compliance process, including economic capital measurement, and in supporting value- and risk based RAROC calculations, ING continues to develop, refine, validate and improve its risk based models, affecting all risk types and diversification.

WHOLESALE BANKING
Wholesale Banking: Profit and Loss Account

In EUR million	1Q2007	1Q2006	Change	4Q2006	Change

Interest result	593	675	-12.1%	793	-25.2%
Commission income	351	325	8.0%	377	-6.9%
Investment income	247	92	168.5%	113	118.6%
Other income	389	382	1.8%	243	60.1%

Total underlying income	1,580	1,474	7.2%	1,526	3.5%

Operating expenses	884	797	10.9%	960	-7.9%
Gross result	696	677	2.8%	566	23.0%
Addition to loan loss provision	-41	-58		20	-305.0%

Underlying profit before tax	737	735	0.3%	546	35.0%

KEY FIGURES
Underlying cost/income ratio	56.0%	54.1%		62.9%
Risk costs in bp of average CRWA	-10	-16		5
Risk-weighted assets (end of period)	163,138	166,430	-2.0%	160,615	1.6%
Underlying RAROC before tax[1]	27.7%	28.0%		24.3%
Underlying RAROC after tax[1]	24.6%	24.2%		20.6%
Economic capital (average over period)[1]	7,734	8,017	-3.5%	8,135	-4.9%
Staff (FTEs end of period)	19,899	20,436	-2.6%	20,605	-3.4%

1.	Year to date
Key Performance Indicators
•	Returns remain high with RAROC of 24.6%

•	Income up 7.2% led by Real Estate, Structured Finance

•	Cost/income ratio improves from 4Q to 56.0%
Strong growth in income at ING Real Estate and Structured Finance, coupled with improved trading conditions in the first quarter led to solid income growth at Wholesale Banking despite pressure from the flat yield curve environment. ING Real Estate posted income growth of 27.2% and Structured Finance income was up 13.6%.
The credit environment remained benign, and Wholesale Banking continued to book net releases of past provisions in the first quarter. Returns also remained strong with a risk-adjusted return on capital of 24.6% after tax as Wholesale Banking continues to focus on capital efficiency while growing the business in high-return products. Total risk-weighted assets increased just 1.6% from year-end 2006, reflecting growth in Structured Finance, Financial Markets and ING Real Estate, while the increase was muted at General Lending and Payments & Cash Management.
WHOLESALE BANKING
Underlying profit before tax (EUR million)
Earnings Analysis: First Quarter
Earnings remained stable in the first quarter as strong growth in income was largely offset by higher expenses and a smaller release of risk costs. Underlying profit before tax increased slightly by 0.3% to EUR 737 million, driven by ING Real Estate, where underlying profit before tax rose 36.2%. Results from General Lending and Payments & Cash Management increased 16.9%, supported by a sizeable investment gain on an equity stake which was related to a past debt refinancing. Structured Finance declined as strong income growth at Telecom Finance and Leveraged Finance was more than offset by higher risk costs following substantial releases last year. Leasing & Factoring declined 10.5% to EUR 51 million reflecting high revaluations of derivatives in the first quarter last year. Financial Markets results declined 1.7% to EUR 232 million reflecting higher expenses to support the income growth of the client business. Income from Financial Markets was up 4.5% as further growth of the client business and higher strategic trading income more than offset the impact of flat yield curves on ALM revenues. The Other Wholesale Banking products declined from a loss before tax of EUR 8 million to a loss of EUR 41 million, driven mainly by higher compliance-related costs.
Income
Underlying income from Wholesale Banking rose 7.2% to EUR 1,580 million as higher investment and commission income more than offset a decline in interest income in the flat yield curve environment. Growth was driven by ING Real Estate and Structured Finance as well as a sizeable gain on the sale of an equity investment.
The total interest result of Wholesale Banking declined 12.1%, reflecting the negative impact of the current flat yield curve environment on General Lending & PCM and the ALM book within Financial Markets. The decline was more than offset by a

Wholesale Banking: Breakdown by product line

	GL&PCM		Structured Fin.		Lease & Factoring		Financial Markets		Real Estate		Other
In EUR million	1Q2007	1Q2006	1Q2007	1Q2006	1Q2007	1Q2006	1Q2007	1Q2006	1Q2007	1Q2006	1Q2007	1Q2006

Total underlying income	452	426	226	199	127	129	414	396	271	213	90	111
Underlying operating expenses	268	282	90	71	74	67	183	160	118	99	153	118
Gross result	184	144	136	128	54	62	231	236	153	114	-63	-7
Addition to loan loss provision	-30	-39	13	-23	3	5	-0	0	-4	-2	-22	1

Underlying profit before tax	214	183	124	151	51	57	232	236	158	116	-41	-8

Underlying cost/income ratio	59.3%	66.2%	39.8%	35.7%	57.9%	51.9%	44.1%	40.4%	43.4%	46.5%	170,5%	106,3%
Risk costs (bp of average CRWA)	-20	-24	21	-36	6	13	-0	0	-5	-3	-325	-2
Risk-weighted assets (in EUR bln)	61.8	72.9	24.7	27.6	17.4	15.2	26.8	23.4	30.3	24.9	2.2	2.4
Underlying RAROC before tax	15.8%	10.0%	56.2%	53.4%	23.6%	32.8%	36.2%	42.1%	45.6%	39.7%	-78.8%	-7.9%
Economic capital (average)	2,418	2,890	811	843	608	573	2,362	2.193	1,217	1,098	318	420

sharp increase of investment income, mainly due to the realised gain, higher rental income and fair value changes on real estate. Commission income was up 8.0% and other income increased 1.8% as higher net trading income was largely offset by the negative valuation result on non-trading derivatives for which hedge accounting is not applied.
Expenses
Underlying operating expenses increased by EUR 87 million, or 10.9%, including EUR 26 million in compliance-related costs. Of the remaining increase, EUR 19 million was attributable to fast-growing ING Real Estate. The rest was driven by growth in Structured Finance, Financial Markets and Leasing & Factoring as well as higher project costs, including investments to prepare for the Single European Payments Area (SEPA) in Payments & Cash Management. The cost/income ratio increased to 56.0% from 54.1% in the first quarter last year, however it improved from 58.6% in full-year 2006. Staff numbers were down 2.6% to 19,899, mainly caused by a reclassification of the SME portfolio in Poland to Retail from Wholesale Banking. Wholesale Banking continued to book net releases from provisions for loan losses as successful recoveries continued, however the release narrowed to EUR 41 million from EUR 58 million a year earlier. Only Structured Finance and Leasing & Factoring made a net addition to the provision for loan losses, while General Lending & PCM and Other products showed significant releases. The net release was an annualised 10 basis points of average credit-risk-weighted assets compared with a release of 16 basis points in the first quarter last year.
Focus: ING Real Estate

In EUR million	1Q2007	1Q2006	Change

Underlying profit before tax	158	116	36.2%
- of which Investment Management	27	32	-15.6%
- of which Investment Portfolio[1]	81	34	138.2%
- of which Finance	53	43	23.3%
- of which Development	-3	7

Real Estate portfolio (EUR bln)[2]	94.4	90.7	4.1%
- of which Investment Management	69.2	65.6	5.5%
- of which Finance	23.1	22.6	2.2%
- of which Development	2.1	2.5	-16.0%

1.	Investment portfolio own account

2.	31 March compared with 31 December 2006
RAROC
Improvements in the methodology for calculating risk-adjusted returns on capital from 2007 had a limited impact on the RAROC of Wholesale Banking. The underlying RAROC after tax improved to 24.6% from 24.2% in the first quarter last year, as the economic capital declined 3.5% to EUR 7,734 million, mainly due to the change in methodology.
The profit from the Investment Portfolio more than doubled due to fair value changes on real estate in Asia and Australia as well as the inclusion of Summit REIT in Canada, which was acquired in 2006. Profit from Investment Management declined 15.6% reflecting the impact of a one-time fee in the first quarter of 2006. Excluding that item, profit was up 35.0%. Assets under management increased by EUR 19.3 billion compared with a year earlier to EUR 69.2 billion, including EUR 2.3 billion from the purchase of Summit REIT.
Finance’s profit rose 23.3% to EUR 53 million, supported by growth of the lending portfolio as well as a higher release from the loan loss provisions. Development reported a small loss in the first quarter due to the timing of sales of completed projects.
ING Real Estate continued to benefit from strong demand for property funds among investors. Underlying profit before tax rose 36.2% to EUR 158 million.
The pre-tax RAROC of ING Real Estate rose to 45.6% from 39.7% as higher returns more than offset a EUR 119 million increase in economic capital.

RETAIL BANKING
Retail Banking: Profit and Loss Account

In EUR million	1Q2007	1Q2006	Change	4Q2006	Change

Interest result	1,145	1,160	-1.3%	1,070	7.0%
Commission income	372	346	7.5%	298	24.8%
Investment income	34	12		111	-69.4%
Other income	75	49	53.1%	42	78.6%

Total underlying income	1,627	1,567	3.8%	1,521	7.0%

Operating expenses	1,060	977	8.5%	1,029	3.0%
Gross result	567	590	-3.9%	492	15.2%
Addition to loan loss provision	28	22	27.3%	48	-41.7%

Underlying profit before tax	539	568	-5.1%	444	21.4%

KEY FIGURES
Underlying cost/income ratio	65.1%	62.3%		67.7%
Risk costs in bp of average CRWA	11	9		20
Risk-weighted assets (end of period)	103,367	96,187	7.5%	100,263	3.1%
Underlying RAROC before tax1	51.1%	54.6%		44.4%
Underlying RAROC after tax1	40.5%	39.3%		32.0%
Economic capital (average over period)[1]	3,897	3,855	1.1%	4,113	-5.3%
Staff (FTEs end of period)	37,045	37,069	-0.1%	37,186	-0.4%

1.	Year to date
Key Performance Indicators
•	Returns remain high with RAROC of 40.5% after tax

•	Income increases 3.8% despite flat yield curve

•	Cost/income ratio improves to 65.1% from 67.7% in 4Q
Strong volume growth in current accounts, savings and mortgages helped offset the impact of flat yield curves on the Retail Banking activities in the first quarter. In the Benelux, current account volumes grew by 9%, savings and deposits by 4% and mortgages by 9%, despite strong competition in both the Netherlands and Belgium. ING continued to grow its share of the Dutch mortgage market due to the continued success of Postbank’s ‘budget’ mortgage, and ING Bank introduced a similar product in early 2007. That helped compensate as flat yield curves persisted and margins came under pressure, particularly in Belgium, where client rates on savings were increased in mid-2006 and customers shifted from savings to term deposits, where margins are lower.
In the Netherlands, ING announced today that Postbank and ING Bank will join forces, reinforcing ING’s position as the leading Dutch retail bank with more than 8 million customers and a market share of 40%. The combined bank, which will operate under the ING name from 2009, will be based on the successful direct banking model of the Postbank with enhanced access to the professional advice capabilities of ING Bank. Investments of EUR 890 million will be made over five years. The combination is expected to have a positive impact on earnings from 2009 onwards with an additional EUR 440 million in annual pretax earnings by 2011, including EUR 280 million in annual cost savings and EUR 160 million in additional revenue.
RETAIL BANKING
Underlying profit before tax (EUR million)
The Retail Banking activities in developing markets continued to show strong growth. In Poland, ING Bank Slaski recorded record growth in all major product groups. Some 72,000 new savings accounts were opened in the first quarter, and the number of new mortgages increased three-fold compared with the first quarter last year, supported by marketing campaigns and a market shift from foreign-currency to local-currency loans.
In Romania, ING continued to roll out its greenfield retail banking strategy. The number of outlets reached 114 at the end of March with 309,000 clients. Total savings and current accounts reached EUR 680 million, giving the bank a market share of about 5%, and retail loans increased by 30% to EUR 180 million.
Earnings Analysis: First Quarter
Profit from the Retail Banking activities remained robust, despite challenging market conditions in the Benelux and flat yield curves. Underlying profit before tax reached EUR 539 million, down 5.1% from a record first quarter last year, but up 21.4% compared with the fourth quarter of 2006.
Profit before tax in the Netherlands declined 9.3% to EUR 361 million as higher operating expenses and a higher addition to the provision for loan losses offset a 2.1% increase in income.

Retail Banking: Geographical Breakdown

	Total		Netherlands		Belgium		Poland		Rest of World
In EUR million	1Q2007	1Q2006	1Q2007	1Q2006	1Q2007	1Q2006	1Q2007	1Q2006	1Q2007	1Q2006

Total underlying income	1,627	1,567	1,020	999	378	414	91	60	137	94
Operating expenses	1,060	977	634	589	275	264	66	51	84	73

Gross result	567	590	386	410	103	150	25	9	53	21
Addition to loan loss provision	28	22	25	12	-1	1	1	-3	3	12

Underlying profit before tax	539	568	361	398	104	149	24	12	50	9

Underlying cost/income ratio	65.1%	62.3%	62.2%	59.0%	72.8%	63.8%	72.7%	85.0%	61.2%	77.7%
Risk costs (bp of average CRWA)	11	9	14	7	-2	2	40	-188	16	68
Risk-weighted assets (EUR billion)	103.4	96.2	73.6	70.2	20.6	18.0	1.2	0.7	8.0	7.2
Underlying RAROC before tax	51.1%	54.6%	63.8%	71.6%	66.2%	79.0%	81.6%	13.0%	13.8%	4.3%
Economic capital (average)	3,897	3,855	2,160	2,103	569	687	112	126	1,056	939

Volume growth remained strong. The residential mortgage portfolio in the Netherlands grew by EUR 2.4 billion in the first quarter to EUR 101.7 billion at the end of March, compared with growth of EUR 1.6 billion in the fourth quarter. In Belgium, profit before tax was 30.2% lower at EUR 104 million as strong volume growth in most products was offset by a sharp decline in the interest margin following an increase in client rates in 2006 as well as a shift in the market from savings to term deposits where margins are lower.
The activities in developing markets showed strong growth. In Poland, profit before tax from the Retail Banking activities of ING Bank Slaski increased strongly to EUR 24 million, driven by strong income growth from savings and asset management products. Profit from the Retail Banking activities in the Rest of World climbed to EUR 50 million from EUR 9 million, reflecting a strong increase in the dividend from ING’s stake in Kookmin Bank as well as higher results from Private Banking in Asia and from ING Vysya Bank in India.
Income
Total underlying income rose 3.8% compared with a record first-quarter in 2006 as strong volume growth as well as higher dividend from Kookmin Bank more than offset the impact of flat yield curves. The total interest result declined 1.3% as volume growth in almost all products was offset by the impact of low interest rates and a flat yield curve, as well as lower prepayment penalties on mortgages. Commission income rose 7.5% driven by higher fees from the securities business and higher insurance broking commission. Investment income rose by EUR 22 million, due entirely to the higher dividend income from Kookmin Bank.
Expenses
Total underlying operating expenses rose 8.5% inflated by allocation refinements, additional compliance costs and outsourcing expenses in the Netherlands. Excluding those items, expenses increased 5.6%, driven by substantial investments to support growth in Poland, India, Romania and the Private Banking activities in Asia. The cost/income ratio increased to 65.1% from 62.3% in the first quarter of 2006, but improved from 65.6% for the full year 2006. Staff numbers declined slightly to 37,045 as an increase in Poland was offset by the outsourcing initiatives in the Netherlands and a decrease in Belgium.
The addition to the provision for loan losses increased to EUR 28 million from EUR 22 million as higher risk costs in the Netherlands and Poland were partially offset by a decline in India. The addition equalled an annualised 11 basis points of average credit-risk-weighted assets, up from 9 basis points.
RAROC
Continued pricing discipline helped sustain high returns, with a total risk-adjusted return on capital after tax of 40.5%. In the Netherlands and Belgium the RAROCs before tax declined, reflecting lower economic returns. The pre-tax RAROC of Poland jumped to 81.6% from 13.0% as returns doubled and the calculation was positively affected by the new methodology for economic capital and expected loss. Total economic capital rose 1.1% to EUR 3,897 million reflecting business growth and the new calculations of economic capital.
Focus: Private Banking

In EUR million	1Q2007	1Q2006	Change

Total underlying income	182	171	6.4%
Operating expenses	107	100	7.0%

Gross result	75	71	5.6%
Addition to loan loss provision	-0	1

Underlying profit before tax	76	70	8.6%

- of which Netherlands	17	18	-5.6%
- of which Belgium[1]	35	37	-5.4%
- of which Rest of World	24	15	60.0%

Cost/income ratio	58.7%	58.5%
Assets under Admin. (EUR bln)[2]	63.3	59.2	6.9%

1.	Including Luxembourg & Switzerland

2.	31 March compared with 31 December 2006
The underlying profit before tax of the Private Banking activities (included in the results of the Netherlands, Belgium and Other Retail Banking) rose 8.6% to EUR 76 million, driven by growth in Asia and a decline in risk costs. Total assets under administration for Private Banking clients increased in the first quarter by EUR 4.1 billion to EUR 63.3 billion at the end of March, driven by a net inflow of EUR 3.1 billion through strong sale across all locations.

ING DIRECT
ING Direct: Profit and Loss Account

In EUR million	1Q2007	1Q2006	Change	4Q2006	Change

Interest result	480	533	-9.9%	530	-9.4%
Commission income	27	20	35.0%	17	58.8%
Investment income	38	12		4
Other income	16	3		4

Total underlying income	561	568	-1.2%	555	1.1%

Operating expenses	383	397	-3.5%	363	5.5%
Gross result	178	171	4.1%	192	-7.3%
Addition to loan loss provision	12	16	-25.0%	20	-40.0%

Underlying profit before tax	165	155	6.5%	172	-4.1%

KEY FIGURES
Interest margin	0.76%	0.94%		0.87%
Cost/income ratio	68.3%	69.9%		65.4%
Risk costs in bp of average CRWA	7	8		9
Total risk-weighted assets (end of period)	72,082	79,903	-9.8%	88,570	-18.6%
Underlying RAROC before tax[1]	20.5%	18.4%		19.4%
Underlying RAROC after tax[1]	14.4%	11.5%		11.8%
Economic capital (average over period)[1]	2,919	3,067	-4.8%	3,218	-9.3%
Staff (FTEs end of period)	7,823	7,308	7.0%	7,565	3.4%

1. Year to date
Key Performance Indicators
•	Record own mortgage production of EUR 5.8 billion

•	707,000 new customers added in first quarter

•	Funds entrusted up EUR 1.8 billion excluding FX impact
ING Direct achieved solid results in the first quarter as continued expansion of the geographical footprint and the product offering helped fuel commercial growth and offset the impact of the adverse interest rate environment. The company has initiated the process to obtain a banking license in Japan and expects to launch there later this year.
As flat or inverted yield curves persisted in all currency zones, ING Direct continued to focus on growing its mortgage portfolio. A further EUR 5.8 billion in own-originated mortgages were added in the first quarter, taking the total to EUR 74.6 billion at the end of March. Currently 38% of total funds entrusted are invested in own-originated mortgages, which provide a higher spread than investments in asset-backed securities, and growth is expected to bring the mortgage portfolio to 50% of funds entrusted over the coming years to further bolster profitability. Mortgage products contributed EUR 16 million to profit in the first quarter, up from break-even in the fourth and a loss in the first quarter of 2006.
ING DIRECT
Underlying profit before tax (EUR million)
The new payment accounts in the U.S. and Spain continued to gain popularity among new and existing customers. Some 115,000 had been opened in the U.S. and 125,000 in Spain by the end of March.
ING Direct has also stepped up the promotion of off-balance sheet funds, such as mutual funds. Net inflow into off-balance sheet funds reached EUR 1.4 billion in the first quarter, bringing the total to EUR 16.1 billion. Funds entrusted increased by EUR 1.8 billion excluding currency effects to EUR 197.0 billion as continued outflow in the U.K. was offset by strong growth in the U.S., France, Italy, Germany and Austria. Central Bank rates increased in two of the five currency zones where ING Direct operates and client rates on savings were raised in Germany, Austria, Spain and Italy. Total retail balances, including funds entrusted, off-balance sheet funds, residential mortgages and consumer loans, increased to EUR 290.5 billion. Commercial growth remained robust, and 707,000 new customers were added in the first quarter, bringing the total to 18.2 million.
Earnings Analysis: First Quarter
Underlying profit before tax at ING Direct remained strong at EUR 165 million, up 6.5% compared with the first quarter last year. The company maintained profitability in a challenging interest environment, while continuing to invest to grow the business and expand the product offering.
The results of Degussa Bank (a unit of ING DiBa in Germany that was sold on 31 December 2006) have been excluded from the underlying year-earlier figures. The activities of ING Card in the

Benelux have been transferred to the Retail Banking business line, while the German card activities have been incorporated into ING DiBa.
Income
Total underlying income declined 1.2% to EUR 561 million, as a lower interest result was largely offset by higher commission income, supported by further growth in off-balance sheet funds, as well as realised gains on bonds. The interest margin declined to 0.76% from 0.87% in the fourth quarter and 0.94% in the first quarter of 2006.
Expenses
Operating expenses declined 3.5% to EUR 383 million and the cost/income ratio improved to 68.3% from 69.9% in the first quarter of 2006. Excluding marketing expenses, the operational costs base increased 7.4%, mainly due to higher staff numbers to support the growth of the business, especially in own-originated mortgages and new products. The operational cost base (excluding marketing expenses) was 0.37% of total client retail balances in the first quarter compared with 0.39% a year earlier. The number of full-time staff rose to 7,823 from 7,308 a year earlier.
The addition to the provision for loan losses declined to EUR 12 million, or an annualised 7 basis points of average credit-risk-weighted assets, down from 8 basis points.
RAROC
The after-tax risk-adjusted return on capital of ING Direct improved to 14.4% from 11.5% in the first quarter of 2006, partly due to lower tax charges. The pre-tax RAROC improved to 20.5% from 18.4%, supported by a 4.8% decline in economic capital to EUR 2.9 billion, mainly due to the improvements in RAROC methodology.
ING Direct: Geographical Breakdown

	Underlying profit before tax		Number of Clients		Funds Entrusted		Residential Mortgages
	(In EUR million)		(x 1.000)		(In EUR billion)		(In EUR billion)
	1Q	1Q	31 March	31 Dec	31 March	31 Dec	31 March	31 Dec
	2007	2006	2007	2006	2007	2006	2007	2006

Canada	8	14	1,529	1,491	12.5	12.3	9.9	9.5
Spain	15	15	1,501	1,455	13.0	13.0	5.3	4.8
Australia	21	20	1,456	1,414	11.3	11.2	16.2	15.4
France	11	5	663	626	13.1	12.3	0.0	0.0
United States	12	35	4,949	4,629	39.1	36.0	13.8	12.5
Italy	14	5	829	792	14.5	14.0	2.0	1.8
Germany	90	69	5,834	5,703	58.1	57.2	26.6	25.0
Austria	-6	-11	349	302	3.9	3.5	0.0	0.0
United Kingdom	0	3	1,108	1,099	31.5	36.3	0.9	0.1

Total	165	155	18,218	17,511	197.0	195.9	74.6	69.0

Geographical Breakdown
Higher results were posted in all euro-zone countries as well as Australia. Underlying profit before tax in Germany rose to EUR 90 million from EUR 69 million, supported by strong growth of mortgages and off-balance sheet funds. Austria, which was previously reported under Germany, is reporting normal start-up losses, which decreased compared with a year ago, supported by strong growth in numbers of clients and funds entrusted.
TOTAL RETAIL BALANCES
(EUR bln, end of period)
Results from the U.S. declined to EUR 12 million due to increases in client rates and an inverse yield curve. Strong growth continued with 320,000 new customers added in the first quarter, while funds entrusted rose by USD 4.5 billion and residential mortgages grew by USD 1.8 billion. Profit from Canada declined to EUR 8 million, reflecting the impact of an inverted yield curve, while growth continued in both funds entrusted and residential mortgages.
The U.K. was break even compared with a profit of EUR 3 million in the first quarter last year. Outflows of funds entrusted continued in the first quarter, reaching GBP 3.0 billion as client rates were not raised in pace with increases in the Central Bank rates. ING Direct UK announced it would raise its client rate by 25 basis points to 5.0% from 1 June 2007, following the latest increase by the Bank of England. Residential mortgages, which were successfully introduced in October 2006, reached GBP 605 million at the end of March 2007, up from GBP 89 million at year-end.

ASSETS UNDER MANAGEMENT
Assets under Management distributed per Business Line

	Total		AUM by Business Line, 31 March 2007
	31 March	31 Dec	Insurance	Insurance	Insurance	Wholesale	Retail
In EUR billion	2007	2006	Europe	Americas	Asia/Pacific	Banking	Banking	ING Direct

Third-party AUM:
- for insurance policyholders	129.3	127.1	33.9	67.7	27.7
- for institutional clients	128.2	118.3	32.1	24.8	12.8	56.5	1.9
- for retail clients	103.3	99.9	10.5	35.6	22.9	1.2	25.3	7.8
- for private banking clients	63.3	59.2					63.3

Total third-party AUM	424.0	404.5	76.6	128.1	63.4	57.8	90.5	7.8

Proprietary assets	195.3	195.5	87.0	75.9	26.8	5.6

Total assets under management	619.4	600.0	163.6	204.0	90.2	63.3	90.5	7.8

Net inflow (in quarter)	14.0	12.7	2.7	1.0	3.9	2.0	3.6	0.7

•	Total AuM up EUR 19.4 billion to EUR 619.4 billion

•	Net inflow reaches EUR 14.0 billion in first quarter

•	Third-party AuM increases 4.8% to EUR 424.0 billion
Assets under Management
Assets under management rose by EUR 19.4 billion in the first quarter to EUR 619.4 billion at the end of March as all business lines posted increases. The growth was driven mainly by a strong net inflow of EUR 14.0 billion, while higher equity markets contributed EUR 7.7 billion to the increase. Exchange rates had a negative impact of EUR 2.3 billion, mainly due to the weaker U.S. dollar. The growth was achieved entirely in third-party assets, which increased by EUR 19.5 billion, accounting for 68% of total assets under management. Proprietary assets under management remained stable.
Inflow
Strong sales at Insurance Asia/Pacific and Retail Banking drove the increase in net inflow to EUR 14.0 billion, up EUR 1.3 billion compared with the fourth quarter of 2006. Insurance Asia/Pacific accounted for EUR 3.9 billion of the net inflow, supported by successful fund launches in China. Retail Banking also posted a net inflow of EUR 3.6 billion, driven by strong net inflows at ING Private Banking. Insurance Europe contributed EUR 2.7 billion as third-party sales by ING Investment Management and the Dutch insurers showed sound inflows.
ASSETS UNDER MANAGEMENT
(EUR bln, end of period)
MOVEMENT IN AUM
Assets under Management by Manager

	Total		Third-Party Assets		Proprietary Assets
	31 March	31 Dec	31 March	31 Dec	31 March	31 Dec
In EUR billion	2007	2006	2007	2006	2007	2006

ING Investment Management Europe	156.6	151.8	95.9	92.1	60.7	59.7
ING Investment Management Americas	148.1	148.1	73.9	72.9	74.2	75.2
ING Investment Management Asia/Pacific	73.4	69.4	47.3	44.0	26.0	25.4

ING Investment Management	378.1	369.3	217.2	209.0	160.9	160.3
ING Real Estate	71.3	68.1	59.2	54.8	12.1	13.3
ING Private Banking	54.7	51.4	54.7	51.4
Other	33.3	31.9	10.9	10.0	22.4	21.9

Assets managed internally	537.3	520.7	342.0	325.2	195.3	195.5

Funds managed externally	82.0	79.3	82.0	79.3

Total assets under management	619.4	600.0	424.0	404.5	195.3	195.5

Assets under Management by Manager
The asset management business units manage EUR 537.3 billion of assets, of which EUR 195.3 billion are proprietary assets of ING Group and EUR 342.0 billion are third-party assets. In addition, ING’s business lines have distributed EUR 82.0 billion of funds managed by external fund managers under open-architecture systems, illustrating the strength of ING’s distribution channels.
ING Investment Management
ING Investment Management oversees both third-party assets and proprietary assets of ING Group. Total assets managed by ING IM amounted to EUR 378.1 billion, of which EUR 217.2 billion is third-party assets. Total third-party assets increased 3.9% in the first quarter as a result of a solid net inflow of EUR 5.6 billion.
ING IM 3RD-PARTY AUM
(EUR bln end of period)
The third-party assets at ING IM Europe increased 4.1% to EUR 95.9 billion, driven by strong momentum in Central Europe in both affiliate (ING) and non-affiliate distribution, particularly in Poland. Cross-regional sales in Japan resulted in an inflow of EUR 0.6 billion to Fixed Income strategies managed by ING IM Europe.
ING IM Americas increased its third-party assets by 1.4% to EUR 73.9 billion. Sales of Structured Assets and Alternative products totalled EUR 0.8 billion, including Senior Bank Loan, Closed End Fund and Collateralized Loan Obligations (CLOs). Retail mutual fund sales continued to be strong, particularly in the international categories with 69% of first-quarter sales coming from non-domestic funds. A Portable Alpha solution for a large client was also funded with EUR 0.4 billion in assets. Six countries collaborated to implement this multi-strategy Portable Alpha client mandate, which uses 15 investment strategies from across every region of ING IM.
In Asia the third-party assets increased 7.5% to EUR 47.3 billion driven by favourable sales in China. The newly launched “Core Value Fund” raised EUR 1.0 billion and the re-launched Quality Growth Fund sourced an additional EUR 0.3 billion. ING IM also raised EUR 0.2 billion for the ING Asia/Pacific High Dividend Equity Income Fund in the U.S., a unique closed-end-fund that focuses equities with a high dividend yield in Asia/Pacific. The fund uses equity management capabilities of ING IM Asia/ Pacific, the structured product expertise of ING IM Europe, and was developed and distributed by ING IM Americas.
At the end of the first quarter ING IM had delivered a sound performance with 75% of mutual funds assets outperforming their benchmark and 65% outperforming their peer median on a 3-year basis.
ING Real Estate
Assets under management at ING Real Estate increased 4.7% to EUR 71.3 billion, driven by continued growth of the Investment Management business. The total portfolio, including Real Estate Finance, rose 4.1% to EUR 94.4 billion at the end of the first quarter from EUR 90.7 billion at the end of 2006.
The investment performance of ING’s real estate funds continued to underpin the growth of this business, particularly in the U.S., where the impact of a softening and patchy residential market and the problems on the sub-prime mortgage market were minimal due to our limited exposure to these sectors.
Strong growth of the Investment Management business added EUR 3.6 billion to assets under management, most of which represents new inflow from third party clients.
The Development portfolio declined slightly to EUR 2.1 billion, compared with EUR 2.5 billion at the end of 2006, mainly due to a transfer in Australia and the US to ING Real Estate Investment Management.
ING REAL ESTATE PORTFOLIO
(EUR bln end of period)
ING Private Banking
ING Private Banking administers EUR 63.3 billion of assets for its clients of which EUR 5.0 billion was invested in investment funds from ING and EUR 4.4 billion in externally managed funds. Total administered assets increased by EUR 4.1 billion in the first quarter driven by a sound net inflow of EUR 3.1 billion, which has improved more than 100% compared to previous quarter. Net in-flow was mainly raised through strong sales across all locations.

CAPITAL MANAGEMENT
Capital Base: ING Group

	31 March	31 Dec
In EUR million	2007	2006

Shareholders’ equity (in parent)	40,117	38,266
– Group hybrid capital	7,555	7,606
+ Group leverage (core debt)	4,162	4,210

Total capitalisation (Bank + Insurance)	51,834	50,082

– Revaluation reserves fixed income & other	2,822	3,352
– Group leverage (core debt) (d)	4,162	4,210

Adjusted equity (e)	44,851	42,520

Debt/equity ratio (d/(d+e))	8.49%	9.01%

ADJUSTED EQUITY
(EUR bln end of period)
•	Net income drives growth in capital base

•	Debt/equity ratio improves further to 8.49%

•	ING plans to buy back EUR 5 billion in shares
ING’s Capital Base
ING’s capital position strengthened further in the first quarter. Shareholders’ equity increased from EUR 38.3 billion to EUR 40.1 billion, mainly due to EUR 1.9 billion of net profit and an increase in unrealized gains in the equity portfolio. That was partially offset by a decline in the revaluation reserves for cash flow hedges and debt securities.
Capital Market Transactions
To rebalance the delta hedge portfolio for employee options ING sold 2,650,000 (depository receipt for) ordinary shares in February. In March ING Group issued 5,215,790 (depository receipt for) ordinary shares to fulfil the obligation arising from the employee share plan and bought 4,075,830 of these newly issued ordinary shares back from ING employees. As of 31 March 2007 the hedge book holds 53.7 million (depositary receipts for) ordinary ING shares representing 2.4% of the total 2,211 million shares outstanding.
Capital Ratios
The leverage position of ING Group remained well within the 10% target, declining to 8.49% from 9.01% at the end of 2006, reflecting an increase in adjusted equity and a small decrease in core debt. In the first quarter the leverage ratio for insurance increased from 14.15% to 15.52% following a change in the methodology for calculating core debt for Insurance to bring it more into line with the calculation for ING Group (i.e. the sum of shareholdings in operating subsidiaries minus the sum of Group equity and hybrids). The change led to a 209 basis-point increase in the debt/equity ratio per 31 December 2006 to 16.24%, thus breaching its 15% limit. The increase was partially offset in the first quarter, mainly due to a return of capital by ING Canada through a share buy-back.
Capital Ratios: ING Insurance

	31 March	31 Dec
In EUR million	2007	2006

Adjusted equity (e)	29,362	29,123
Core debt (d)[1]	5,395	4,802

Debt/equity ratio (d/(d+e))	15.52%	14.15%

Available regulatory capital (a)	26,007	25,505
E.U. required regulatory capital (b)	9,379	9,296

Capital coverage ratio (a/b)	277%	274%

Buffer for equities & real estate (c)	7,718	7,101

Internal capital coverage ratio (a/b+c)	152%	156%

1.	Core debt methodology was changed per 1/1/2007. The comparable figure for core debt at 13/12/2006 using the new method is EUR 5,648 million
The E.U. capital coverage ratio of ING Insurance improved slightly to 277% from 274%. The Tier-1 ratio of the Bank increased from 7.63% to 7.66%. Risk-weighted assets declined due to the implementation of the Standardised Approach for securitisations, which the Dutch central bank allowed from 1 January for banks that are moving to Advanced Internal Rating-Based methodology under Basel II in 2008. Tier-1 capital declined due to a dividend payment to ING Group.
Share buyback
Given ING’s strong capital position and the increased leverage capacity that is expected to develop under Basel II, ING announced today that it plans to buy back up to EUR 5 billion in shares, starting in June and continuing for approximately 12 months.
Credit Ratings
Standard & Poor’s maintains a stable outlook on the ratings of ING Group (AA-), ING Insurance (AA-) and ING Bank (AA). Moody’s also maintains a stable outlook for ING Insurance (Aa3) and has upgraded the ratings of ING Group (from Aa3 to Aa2) and ING Bank (from Aa2 to Aaa) in February 2007. After refinements of Moody’s new Joint Default Analysis methodology the rating of ING Bank was recently adjusted again from Aaa to Aa1.
Capital Ratios: ING Bank

	31 March	31 Dec
In EUR million	2007	2006

Core Tier-1	19,862	20,058
Hybrid Tier-1	5,688	5,726

Total Tier-1 capital	25,551	25,784

Other capital	11,146	11,445

BIS Capital	36,696	37,229

Risk-weighted assets[2]	333,722	337,926

Tier-1 ratio	7.66%	7.63%

BIS ratio	11.00%	11.02%

2.	Including Basel II Standardised Approach for securitisation as of 1/1/2007

APPENDIX 1: KEY FIGURES
ING Group: Key Figures

	Quarterly Figures		Annual Figures
Income (EUR million)	1Q2007	1Q2006	FY2006	FY2005	FY2004	FY2003[1]	FY2002[1]

Insurance operations	14,821	15,696	59,642	57,403	55,602	53,223	59,729
Banking operations	3,757	3,661	14,195	13,848	12,678	11,680	11,201

Total income[2]	18,516	19,310	73,621	71,120	68,159	64,736	70,913

Operating expenses
Insurance operations	1,370	1,297	5,275	5,195	4,746	4,897	5,203
Banking operations	2,373	2,213	9,087	8,844	8,795	8,184	8,298

Total operating expenses	3,743	3,510	14,362	14,039	13,541	13,081	13,501

Impairments/addition to loan loss provision	1	-25	114	99	475	1,288	2,099
Insurance profit before tax	1,076	1,254	4,935	3,978	4,322	3,506	4,453
Banking profit before tax	1,384	1,473	5,005	4,916	3,418	2,371	1,468

Total profit before tax	2,460	2,727	9,940	8,894	7,740	5,877	5,921

Taxation	502	629	1,907	1,379	1,709	1,490	1,089
Third-party interests	65	92	341	305	276	344	332

Net profit	1,894	2,006	7,692	7,210	5,755	4,043	4,500

FIGURES PER ORDINARY SHARE (EUR)

Net profit	0.88	0.93	3.57	3.32	2.71	2.00	2.32
Distributable net profit	0.88	0.93	3.57	3.32	2.71	2.00	2.20
Dividend			1.32	1.18	1.07	0.97	0.97
Shareholders’ equity (in parent)	18.56	16.87	17.78	16.96	12.95	10.08	9.14

BALANCE SHEET (EUR BILLION)

Total assets	1,282	1,201	1,227	1,159	964	779	716
Capital & Reserves	40	36	38	37	28	21	18

Capital Ratios (%)
ING Group debt/equity ratio	8.5%	8.4%	9.0%	9.4%	12.6%
Insurance capital coverage ratio	277%	277%	274%	255%	204%	180%	169%
Insurance debt/equity ratio	15.5%	12.7%	14.2%	13.4%	14.4%
Bank Tier-1 ratio	7.66%	7.43%	7.63%	7.32%	6.92%	7.59%	7.31%

Market capitalisation (EUR billion)	70	72	74	65	49	39	32

Ordinary shares outstanding (million)	2,211	2,205	2,205	2,205	2,205	2,115	1,993
Preference shares outstanding (million)	63	87	63	87	87	87	87
Warrants B in issue until 5 January 2008 (million)	17	17	17	17	17	17	17

KEY PERFORMANCE INDICATORS

- Net return on equity (ROE)	20.8%	24.8%	23.5%	26.6%	25.4%	21.5%	17.4%
- Net profit growth	-6%	3%	7%	25%	n/a	-10%	-2%

Insurance
- Value of new life business	168	248	807	805	632	440	519
- Internal rate of return (life)	12.2%	14.0%	13.3%	13.2%	12.1%	10.9%	11.5%
- Combined ratio (non-life)	97%	87%	91%	95%	94%	98%	102%

Banking
- Cost/income ratio (total)	63.2%	60.4%	64.0%	63.9%	69.4%	70.1%	74.1%
- RAROC after tax (total)	23.4%	24.0%	19.7%	22.6%	14.5%

Assets under management (EUR billion)	619	555	600	547	492	463	449

Employees (FTEs end of period)	118,592	117,949	119,801	116,614	112,195	114,335	116,200

1.	Figures according to Dutch GAAP.

2.	Including inter-company eliminations

APPENDIX 2: KEY FIGURES PER QUARTER
ING Group: Key Figures per Quarter

In EUR million	1Q2007	4Q2006	3Q2006	2Q2006	1Q2006

Underlying profit before tax:
Insurance Europe	468	641	540	704	443
Insurance Americas	533	539	512	457	484
Insurance Asia/Pacific	159	140	168	157	156
Corporate Line Insurance	-84	20	-195	-2	122

Underlying profit before tax from Insurance	1,076	1,340	1,025	1,316	1,205

Wholesale Banking	737	546	527	717	735
Retail Banking	539	444	469	454	568
ING Direct	165	172	177	190	155
Corporate Line Banking	-56	-14	-43	-25	-20

Underlying profit before tax from Banking	1,384	1,148	1,130	1,336	1,438

Underlying profit before tax	2,460	2,488	2,155	2,652	2,643

Taxation	502	284	426	557	597
Underlying profit before minority interests	1,959	2,204	1,729	2,095	2,046
Minority interests	65	85	76	86	89

Underlying net profit	1,894	2,119	1,653	2,009	1,957

Net gains/losses on divestments		-23	-83	-9	30
Net profit from divested units		5	1	14	19
Special items after tax

Net profit attributable to shareholders	1,894	2,101	1,571	2,014	2,006

Earnings per share (in EUR)	0.88	0.98	0.73	0.93	0.93

Divestments & Special Items after tax per Quarter

In EUR million	1Q2007	4Q2006	3Q2006	2Q2006	1Q2006

Underlying net profit	1,894	2,119	1,653	2,009	1,957

Net gain/losses on divestments:
- sale Degussa Bank		-23
- gain on unwinding Piraeus					19
- Australia non-life					11
- sale of William de Broë				-9
- sale Deutsche Hypothekenbank			-83

Total gains/losses on divestments		-23	-83	-9	30

Profit after tax from divested units		5	1	14	19

Total special items

Net profit (attributable to shareholders)	1,894	2,101	1,571	2,014	2,006

APPENDIX 3: CONSOLIDATED PROFIT & LOSS ACCOUNT
ING Group: Consolidated Profit & Loss Account on Underlying Basis

	ING Group[1]			Insurance		Banking
In EUR million	1Q2007	1Q2006	Change	1Q2007	1Q2006	1Q2007	1Q2006

Gross premium income	11,634	12,525	-7.1%	11,634	12,525
Interest result banking operations	2,142	2,323	-7.8%			2,184	2,351
Commission income	1,209	1,106	9.3%	465	416	744	690
Total investment & other income	3,531	3,241	8.9%	2,722	2,707	829	554

Total underlying income	18,516	19,195	-3.5%	14,821	15,648	3,757	3,595

Underwriting expenditure	12,051	12,805	-5.9%	12,051	12,805
Operating expenses	3,743	3,474	7.7%	1,370	1,297	2,373	2,177
Other interest expenses	261	293	-10.9%	323	341
Addition to loan loss provisions/impairments	1	-20		1			-20

Total underlying expenditure	16,056	16,552	-3.0%	13,745	14,443	2,373	2,157

Underlying profit before tax	2,460	2,643	-6.9%	1,076	1,205	1,384	1,438

Taxation	502	597	-15.9%	189	228	313	369
Underlying profit before minority interests	1,958	2,046	-4.3%	887	977	1,071	1,069
Minority interests	65	89	-27.0%	39	78	26	11

Underlying net profit	1,894	1,957	-3.2%	848	899	1,045	1,058

Net gains/losses on divestments		30			30
Net profit from divested units		19					19
Special items after tax
Net profit (attributable to shareholders)	1,894	2,006	-5.6%	848	929	1,045	1,077

1.	Including inter-company eliminations
Divestments & Special Items after tax

	ING Group			Insurance		Banking
In EUR million	1Q2007	1Q2006	Change	1Q2007	1Q2006	1Q2007	1Q2006

Underlying net profit	1,894	1,957	-3.2%	848	899	1,045	1,058

Gains/losses on divestments:
- gain on unwinding Pireaus		19			19
- Australia non-life		11			11

Total gains/losses on divestments		30			30

Profit after tax from divested units		19					19

Total special items

Total net profit	1,894	2,006	-5.6%	848	929	1,045	1,077

ING Group: Total Consolidated Profit & Loss Account

	ING Group[1]			Insurance		Banking
In EUR million	1Q2007	1Q2006	Change	1Q2007	1Q2006	1Q2007	1Q2006

Gross premium income	11,634	12,525	-7.1%	11,634	12,525
Interest result banking operations	2,142	2,367	-9.5%			2,184	2,395
Commission income	1,209	1,121	7.9%	465	416	744	705
Total investment & other income	3,531	3,297	7.1%	2,722	2,756	829	561

Total income	18,516	19,310	-4.1%	14,821	15,697	3,757	3,661

Underwriting expenditure	12,051	12,805	-5.9%	12,051	12,805
Operating expenses	3,743	3,510	6.6%	1,370	1,297	2,373	2,213
Other interest expenses	261	293	-10.9%	323	341
Addition to loan loss provisions/impairments	1	-25		1			-25

Total expenditure	16,056	16,583	-3.2%	13,745	14,443	2,373	2,188

Total profit before tax	2,460	2,727	-9.8%	1,076	1,254	1,384	1,473

Taxation	502	629	-20.2%	189	247	313	382
Profit before minority interests	1,958	2,098	-6.7%	887	1,007	1,071	1,091
Minority interests	65	92	-29.3%	39	78	26	14

Net profit (attributable to shareholders)	1,894	2,006	-5.6%	848	929	1,045	1,077

1. Including inter-company eliminations
Divestments & Special Items before tax

	ING Group			Insurance		Banking
In EUR million	1Q2007	1Q2006	Change	1Q2007	1Q2006	1Q2007	1Q2006

Underlying profit before tax	2,460	2,643	-6.9%	1,076	1,205	1,384	1,438

Gains/losses on divestments:
- gain on unwinding Piraeus		34			34
- Australia non-life		15			15

Total gains/losses on divestments		49			49

Profit before tax from divested units		35					35

Total profit before tax	2,460	2,727	-9.8%	1,076	1,254	1,384	1,473

APPENDIX 4: CONSOLIDATED BALANCE SHEET
ING Group: Consolidated Balance Sheet

	ING Group		ING Insurance		ING Bank		Holding/Eliminations
	31 March	31 Dec	31 March	31 Dec	31 March	31 Dec	31 March	31 Dec
In EUR million	2007	2006	2007	2006	2007	2006	2007	2006

ASSETS
Cash and balances with central banks	17,333	14,326	3,130	3,017	14,541	11,769	-338	-460
Amounts due from banks	55,693	39,868			55,693	39,868
Financial assets at fair value through P&L	343,786	317,470	119,342	114,668	224,908	203,639	-464	-837
Investments	302,487	311,581	140,633	140,490	161,545	171,091	309
Loans and advances to customers	495,535	474,437	38,001	37,559	458,974	437,774	-1,440	-896
Reinsurance contracts	6,481	6,529	6,481	6,529
Investments in associates	5,299	4,343	4,081	3,151	1,243	1,223	-25	-31
Investment property	5,014	6,974	1,390	3,310	3,623	3,665	1	-1
Property and equipment	5,863	6,031	816	1,051	5,047	4,980
Intangible assets	3,378	3,522	3,097	3,232	375	385	-94	-95
Deferred acquisition costs	10,306	10,163	10,306	10,163
Other assets	31,030	31,063	10,677	10,601	20,414	20,591	-61	-129

Total assets	1,282,205	1,226,307	337,954	333,771	946,363	894,985	-2,112	-2,449

EQUITY AND LIABILITIES
Share capital & share premium	8,885	8,878	4,548	4,548	7,048	7,048	-2,711	-2,718
Revaluation reserve equities	6,643	5,876	5,870	5,120	549	528	224	228
Revaluation reserve fixed income	2,531	3,064	1,632	1,851	899	1,213
Other revaluation reserves	506	513	117	127	389	386
Currency translation reserve	-664	-473	-421	-257	15	42	-258	-258
Other reserves	22,216	20,408	11,368	10,528	12,310	12,081	-1,462	-2,201
Shareholders’ equity (in parent)	40,117	38,266	23,114	21,917	21,210	21,298	-4,207	-4,949
Minority interests	1,938	2,949	879	1,770	1,086	1,204	-27	-25

Total equity	42,055	41,215	23,993	23,687	22,296	22,502	-4,234	-4,974

Liabilities
Preference shares	215	215					215	215
Subordinated loans	5,976	6,014	4,008	4,043	17,642	18,073	-15,674	-16,102
Debt securities in issue	82,277	78,133	4,985	5,439	72,048	67,464	5,244	5,230
Other borrowed funds	28,926	29,639	15,712	16,015			13,214	13,624
Insurance and investment contracts	272,217	268,683	272,217	268,683
Amounts due to banks	124,285	120,839			124,285	120,839
Customer deposits and other funds on deposit	518,796	496,680			519,315	496,775	-519	-95
Financial liabilities at fair value through P&L	167,697	146,611	970	930	166,986	145,923	-259	-242
Other liabilities	39,761	38,278	16,069	14,974	23,791	23,409	-99	-105

Total liabilities	1,240,150	1,185,092	313,961	310,084	924,067	872,483	2,122	2,525

Total equity and liabilities	1,282,205	1,226,307	337,954	333,771	946,363	894,985	-2,112	-2,449

Changes in Shareholders’ Equity

	ING Group		ING Insurance		ING Bank		Holding/Eliminations
In EUR million	1Q2007	4Q2006	1Q2007	4Q2006	1Q2007	4Q2006	1Q2007	4Q2006

Shareholders’ equity beginning of period	38,266	36,729	21,917	20,707	21,298	21,591	-4,949	-5,569

Net profit for period	1,894	2,100	857	1,181	1,034	922	3	-3
Unrealised revaluations equity securities	989	662	966	658	27	4	-4
Unrealised revaluations debt securities	-347	-641	-266	-164	-81	-477
Deferred interest crediting to life policyholders	232	212	232	212
Realised gains equity securities released to P&L	-327	-296	-216	-217	-111	-79
Realised gains debt securities released to P&L	-65	-53	-8	-32	-57	-21
Change in cashflow hedge reserve	-353	-123	-177	13	-176	-136
Other revaluations	-30	192	8	-70	-38	257		5
Changes re-own shares	-64	-104					-64	-104
Exchange rate differences	-59	-434	-178	-244	119	-190
Cash dividend					-800	-600	800	600
Employee stock option and share plans	27	24	14	14	16	12	-3	-2
Other	-46	-2	-35	-141	-21	15	10	124

Total changes	1,851	1,537	1,197	1,210	-88	-293	742	620

Shareholders’ equity end of period	40,117	38,266	23,114	21,917	21,210	21,298	-4,207	-4,949

ING’s Capital Base and Key Ratios

	ING Group		ING Insurance		ING Bank
In EUR million	31 Mar 2007	31 Dec 2006	31 Mar 2007	31 Dec 2006	31 Mar 2007	31 Dec 2006

Shareholders’ equity (in parent)	40,117	38,266	23,114	21,917	21,210	21,298
Group hybrid capital	7,555	7,606	1,652	1,665	5,688	5,726
Core debt	4,162	4,210

Total capitalisation	51,834	50,082	24,766	23,583	26,898	27,024

Revaluation reserves fixed income etc,	-2,822	-3,352	-1,889	-2,097	-1,027	-1,350
Revaluation reserves excluded from Tier-1					-1,296	-1,256
Insurance hybrid capital			2,250	2,250
Minorities			879	1,770	1,245	1,367
Deductions Tier-1 (as of 2007)			0	0	-269	0

Available regulatory capital			26,007	25,505	25,551	25,784

Other qualifying capital					11,146	11,445
DAC/ViF adjustment (50%)			3,356	3,618
Group leverage (core debt)	-4,162	-4,210

Adjusted Equity (e)	44,851	42,520	29,362	29,123	36,696	37,229

KEY RATIOS

Core debt (d)[1]	4,162	4,210	5,395	4,802
Debt/Equity ratio (d/(d+e))	8.49%	9.01%	15.52%	14.15%
Capital coverage ratio			277%	274%
Risk weighted assets					333,722	337,926
Tier-1 ratio Bank					7.66%	7.63%
BIS ratio Bank					11.00%	11.02%

1. Core debt methodology was changed per 1/1/2007. The comparable figure for core debt at 13/12/2006 using the new method is EUR 5,648 million

APPENDIX 5: CONSOLIDATED CASH FLOW STATEMENT
ING Group: Consolidated Cash Flow Statement

	ING Group[1]		ING Insurance		ING Bank		Holding/Eliminations
In EUR million	1Q2007	1Q2006	1Q2007	1Q2006	1Q2007	1Q2006	1Q2007	1Q2006

Net cash flow from operating activities	-8,383	3,050	2,856	5,083	-11,607	-806	368	-1,227

Investments and advances:
- group companies	-59		-59
- associates	-168	-65	-111	-40	-57	-25
- available-for-sale investments	-74,822	-83,379	-50,210	-53,375	-24,298	-30,004	-314
- held-to-maturity investments
- investment properties	-196	-137	-166	-54	-30	-83
- property and equipment	-99	-116	-28	-49	-71	-67
- assets subject to operating leases	-384	-301			-384	-301
- investments for the risk of policyholders	-12,362	-10,364	-12,362	-10,364
- other investments	-82	-48	-62	-20	-20	-28
Disposals and redemptions:
- group companies	1		1
- associates	212	78	121	7	91	71
- available-for-sale investments	80,529	71,567	48,544	50,970	31,985	20,597
- held-to-maturity investments	249	517			249	517
- investment properties	178	170	84	69	94	101
- property and equipment	27	42	3	35	24	7
- assets subject to operating leases	100	120			100	120
- investments for the risk of policyholders	11,734	9,275	11,734	9,275
- other investments	9	21	2	16	7	5

Net cash flow from investing activities	4,867	-12,620	-2,509	-3,530	7,690	-9,090	-314

Proceeds from issuance of subordinated loans		865			116	1,890	-116	-1,025
Repayments of subordinated loans					-473	-408	473	408
Proceeds from borrowed funds and debt securities	90,475	67,404	19,232	19,349	75,048	50,335	-3,805	-2,280
Repayment from borrowed funds and debt securities	-86,833	-63,681	-19,556	-19,814	-70,410	-48,043	3,133	4,176
Issuance of ordinary shares	7	1					7	1
Payments to acquire treasury shares	-372	-503	-5	-21			-367	-482
Sale of treasury shares	136	151	20	34	217		-101	117
Dividends paid/received	-8		-8		-800	-400	800	400

Net cash flow from financing activities	3,405	4,237	-317	-452	3,698	3,374	24	1,315

Net cash flow	-111	-5,333	30	1,101	-219	-6,522	78	88

Cash and equivalents at beginning of period	-1,795	3,335	3,017	2,745	-4,352	970	-460	-379
Effect of exchange-rate on cash and equivalents	74	-219	83	-141	-54	-67	45	-12

Cash and equivalents at end of period	-1,832	-2,217	3,130	3,705	-4,625	-5,619	-337	-303

- of which Treasury bills and other eligible bills	6,445	11,530			6,445	11,530
- of which Amounts due to/from banks	-25,610	-24,629			-25,610	-24,629
- of which Cash and balances with central banks	17,333	10,882	3,130	3,705	14,540	7,480	-337	-303

1.	Including inter-company eliminations

APPENDIX 6: ADDITIONAL INFORMATION
P&L Life Insurance

In EUR million	1Q2007	1Q2006	Change	4Q2006	Change

Gross premium income	9,882	10,695	-7.6%	9,825	0.6%
Commission income	423	379	11.6%	391	8.2%
Direct investment income	2,313	2,206	4.9%	2,255	2.6%
Realised gains & fair value changes	152	216	-29.6%	330	-53.9%

Total investment & other income	2,465	2,422	1.8%	2,585	-4.6%

Total underlying income	12,771	13,496	-5.4%	12,801	-0.2%

Reinsurance and retrocession premiums	505	540	-6.5%	540	-6.5%
Net benefits life insurance for risk company	6,470	6,029	7.3%	7,290	-11.2%
Changes in life provisions for risk company	3,139	4,377	-28.3%	2,088	50.3%
Profit sharing and rebates	43	85	-49.4%	251	-82.9%
Change in deferred acquisition costs	-244	-356	-31.5%	-306
Other underwriting expenditure	667	740	-9.9%	707	-5.7%

Underwriting expenditure	10,580	11,415	-7.3%	10,570	0.1%
Operating expenses	1,021	944	8.2%	1,083	-5.7%
Other interest expenses	322	331	-2.7%	191	68.6%
Other impairments	1			13	-92.3%

Total underlying expenditure	11,923	12,690	-6.0%	11,857	0.6%

Underlying profit before tax	847	806	5.1%	944	-10.3%

Taxation	146	144	1.4%	-8
Minority interests	15	42	-64.3%	43	-65.1%

Underlying net profit life insurance	686	620	10.6%	909	-24.5%

P&L Non-Life Insurance

In EUR million	1Q2007	1Q2006	Change	4Q2006	Change

Gross premium income	1,752	1,830	-4.3%	1,440	21.7%
Commission income	42	37	13.5%	27	55.6%
Direct investment income	211	178	18.5%	173	22.0%
Realised gains & fair value changes	53	107	-50.5%	62	-14.5%

Total investment & other income	263	285	-7.7%	235	11.9%

Total underlying income	2,057	2,152	-4.4%	1,702	20.9%

Reinsurance & retrocession premiums	99	94	5.3%	77	28.6%
Changes in provision for unearned premiums	252	244	3.3%	-115
Net claims non-life	912	864	5.6%	850	7.3%
Changes in claims provision	48	-76		-114

Total claims incurred	960	788	21.8%	736	30.4%
Profit sharing and rebates		8		-2
Change in deferred acquisition costs	-23	-18	27.8%	17
Other underwriting expenditure	184	274	-32.8%	236	-22.0%

Underwriting expenditure	1,471	1,390	5.8%	949	55.0%
Operating expenses	351	353	-0.6%	347	1.2%
Other interest expenses	6	10	-40.0%	9	-33.3%
Other impairments				1

Total underlying expenditure	1,828	1,753	4.3%	1,306	40.0%

Underlying profit before tax	229	399	-42.6%	396	-42.2%

Taxation	42	84	-50.0%	95	-55.8%
Minority interests	25	36	-30.6%	26	-3.8%

Underlying net profit non-life insurance	162	279	-41.9%	275	-41.1%

Insurance Investment & Other Income

In EUR million	1Q2007	1Q2006	Change	4Q2006	Change

Income from debt securities and loans	1,707	1,955	-12.7%	1,718	-0.6%
Dividend income	102	72	41.7%	108	-5.6%
Rental income	20	48	-58.3%	45	-55.6%
Other	688	308	123.4%	558	23.3%

Direct investment income	2,517	2,383	5.6%	2,429	3.6%

Realised gains/losses & impairments on debt securities[1]	11	5	120.0%	46	-76.1%
Realised gains/losses & impairments on equity securities	237	188	26.1%	225	5.3%
Realised gains/losses & fair value changes private equity	49	69	-29.0%	36	36.1%
Change in fair value real estate investments	115	104	10.6%	152	-24.3%
Changes in fair value non-trading derivatives[3]	-208	-42		-69

Realised gains/losses & fair value changes on investments	205	324	-36.7%	390	-47.4%

Total underlying investment & other income	2,722	2,707	0.6%	2,819	-3.4%

1.	Approximately 50% of this amount has been transferred to the provision for deferred profit sharing (shadow accounting). Realised gains also include recoveries of previous impairments

2.	Including fair-value changes real estate participations

3.	Largely offset in underwriting expenditure
Banking Commission. Investment & Other Income

In EUR million	1Q2007	1Q2006	Change	4Q2006	Change

Funds transfer	150	155	-3.2%	113	32.7%
Securities business	190	210	-9.5%	185	2.7%
Insurance broking	52	42	23.8%	46	13.0%
Management fees	190	175	8.6%	210	-9.5%
Brokerage and advisory fees	70	52	34.6%	54	29.6%
Other	93	56	66.1%	83	12.0%

Total underlying commission income	744	690	7.8%	691	7.7%

Rental income	66	27	144.4%	41	61.0%
Other investment income	40	18	122.2%	28	42.9%

Direct income from investments	106	45	135.6%	69	53.6%

Realised gains/losses on bonds	74	42	76.2%	31	138.7%
Realised gains/losses on equities	114	18	533.3%	88	29.5%
Change in fair value real estate	26	8	225.0%	37	-29.7%

Realised gains/losses & fair value changes	213	68	213.2%	156	36.5%

Total underlying investment income	320	113	183.2%	225	42.2%

Valuation results non-trading derivatives	-22	51	-143.1%	110	-120.0%
Net trading income	349	247	41.3%	58	501.7%
Other	181	143	26.6%	161	12.4%

Total underlying other income	508	441	15.2%	329	54.4%

Recurring Operating Expenses

in EUR million	1Q2007	1Q2006	Change	4Q2006	Change

Underlying operating expenses Insurance	1,370	1,297	5.6%	1,430	-4.2%
Underlying operating expenses Banking	2,373	2,177	9.0%	2,377	-0.2%

Underlying operating expenses ING Group	3,743	3,474	7.7%	3,807	-1.7%

OPS/IT transformation	7
Reorganisations, NN, OPS&IT	12			30
Accelerated software depreciation				33
Compliance costs	42	7		76
Reclassification of payment expenses		4		-52
Other	4	-17		21

Total non-recurring items	65	-6		108

FX impact		96		15

Recurring expenses Insurance	1,356	1,208	12.3%	1,372	-1.2%
Recurring expenses Banking	2,323	2,176	6.8%	2,313	0.4%

Recurring operating expenses ING Group	3,679	3,384	8.7%	3,685	-0.2%

Expenses ING Real Estate	118	96	22.9%	132	-10.6%
Expenses Central Europe	76	64	18.8%	79	-3.8%
Expenses Asia/Pacific	257	201	27.9%	267	-3.7%

Total investments in growth	451	361	24.9%	478	-5.6%

Recurring expenses ING Group excluding investments in growth businesses	3,228	3,023	6.8%	3,207	0.7%

APPENDIX 7: LIFE NEW BUSINESS PRODUCTION
Life Insurance Value of New Business Statistics: First Quarter

	New Production 1Q2007					New Production 1Q2006
	Value	Present		Investment	Acquisition	Value	Present		Investment	Acquisition
	of New	Value of	VNB/PV	in New	Expense	of New	Value of	VNB/PV	in New	Expense
In EUR million	Business	Premiums	Premiums	Business	Overruns	Business	Premiums	Premiums	Business	Overruns

Netherlands	13	649	2.0%	35	2	25	725	3.4%	34	1
Belgium (& Luxembourg)	5	424	1.2%	13	1	2	312	0.6%	12	1
Rest of Europe	35	953	3.7%	33	1	26	726	3.6%	32	-1

Insurance Europe	53	2,026	2.6%	81	4	53	1,763	3.0%	78	1

U.S.	27	5,209	0.5%	253	9	60	5,600	1.1%	238	7
Latin America	6	131	4.6%	26	3	11	181	6.1%	33	3

Insurance Americas	33	5,340	0.6%	279	12	71	5,781	1.2%	271	10

Australia & NZ	11	369	3.0%	15	—	5	350	1.4%	13	—
Japan	8	864	0.9%	39	3	32	1,594	2.0%	66	2
South Korea	30	1,022	2.9%	21	1	54	1,067	5.1%	15	3
Taiwan	33	471	7.0%	28	-1	30	361	8.3%	30	—
Rest of Asia	—	198	0.0%	18	8	3	199	1.5%	14	4

Insurance Asia/Pacific	82	2,924	2.8%	121	11	124	3,571	3.5%	138	9

Total	168	10,290	1.6%	481	27	248	11,115	2.2%	487	20

Life New Business Production from Developing Markets: First Quarter

	New Production 1Q2007				New Production 1Q2006
	Annual	Single			Annual	Single
In EUR million	Premium	Premium	VNB	IRR[1]	Premium	Premium	VNB	IRR[1]

Insurance Europe	64	142	26	18.8%	53	78	19	17.0%
Insurance Americas	77	36	6	11.8%	61	80	11	12.8%
Insurance Asia/Pacific	317	238	64	17.0%	326	90	87	21.7%

Total	458	416	96	16.6%	440	248	117	18.7%

In preparing the financial information in this press release, the same accounting principles are applied as in the Q1 2007 interim accounts. All figures in this press release are unaudited. Small differences are possible in the tables due to rounding.
Certain of the statements contained in this release are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including developing markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates, (viii) general competitive factors, (ix) changes in laws and regulations, and (x) changes in the policies of governments and/or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.